Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information on pages 1-21 of this exhibit concerning TotalEnergies SE and all of its direct and indirect consolidated companies located in or outside of France (collectively, “TotalEnergies”) with respect to the second quarter of 2021 and six months ended June 30, 2021 has been derived from TotalEnergies’ unaudited consolidated balance sheets as of June 30, 2021, unaudited statements of income, comprehensive income, cash flow and business segment information for the second quarter of 2021 and six months ended June 30, 2021 and unaudited consolidated statements of changes in shareholders’ equity for the six months ended June 30, 2021 presented on pages 22-29 and 33-40 of this exhibit.

The following discussion should be read in conjunction with the aforementioned financial statements and with the information, including TotalEnergies’ audited consolidated financial statements and related notes, provided in TotalEnergies’  Annual Report on Form 20-F for the year ended December 31, 2020, filed with the Securities and Exchange Commission (“SEC”) on March 31, 2021.

A.	KEY FIGURES

			2Q21		2Q21	in millions of dollars			1H21
			vs		vs	(except earnings per share and number of			vs
2Q21	1Q21	2Q20	2Q20	2Q19	2Q19	shares)	1H21	1H20	1H20
47,049	43,737	25,730	+83%	51,242	-8%	Sales	90,786	69,600	+30%
8,667	8,170	3,909	x2.2	8,550	+1%	Adjusted EBITDA[1]	16,837	10,583	+59%
4,032	3,487	821	x4.9	3,589	+12%	Adjusted net operating income[2] from business segments	7,519	3,121	x2.4
2,213	1,975	(209)	ns	2,022	+9%	• Exploration & Production	4,188	494	x8.5
891	985	326	x2.7	429	x2.1	• Integrated Gas, Renewables & Power	1,876	1,239	+51%
511	243	575	-11%	715	-29%	• Refining & Chemicals	754	957	-21%
417	284	129	x3.2	423	-1%	• Marketing & Services	701	431	+63%
(680)	881	(447)	ns	812	ns	Net income (loss) from equity affiliates	201	285	-29%
0.8	1.23	(3.27)	ns	1.00	-20%	Fully-diluted earnings per share ($)	2.03	(3.29)	ns
2,646	2,645	2,598	+2%	2,625	+1%	Fully-diluted weighted-average shares (millions)	2,644	2,598	+2%
2,206	3,344	(8,369)	ns	2,756	-20%	Net income (TotalEnergies share)	5,550	(8,335)	ns
2,802	2,379	2,201	+27%	3,028	-7%	Organic investments[3]	5,181	4,724	+10%
396	1,590	721	-45%	402	-2%	Net acquisitions[4]	1,986	1,823	+9%
3,198	3,969	2,922	+9%	3,430	-7%	Net investments[5]	7,167	6,547	+9%
7,551	5,598	3,479	x2.2	6,251	+21%	Cash flow from operations[6]	13,149	4,778	x2.8
						Of which:
669	(819)	431	+55%	(317)	ns	• (increase) decrease in working capital	(150)	(453)	ns
(409)	(384)	(499)	ns	(501)	ns	• financial charges	(793)	(1,011)	ns

From 2019, data take into account the impact of the new rule IFRS16 “Leases”, effective January 1, 2019.

1	Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) corresponds to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e. all operating income and contribution of equity affiliates to net income. The reconciliation of adjusted EBITDA with the consolidated financial statements is set forth under “Reconciliation of adjusted EBITDA with consolidated financial statements” on page 18 of this exhibit.
2	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See pages 4 et seq. “Analysis of business segment results” below for further details.
3	“Organic investments” = net investments excluding acquisitions, asset sales and other operations with non-controlling interests.
4	“Net acquisitions” = acquisitions - assets sales - other transactions with non-controlling interests (see page 19).
5	“Net investments” = organic investments + net acquisitions (see “Investments – Divestments’” on page 19).
6	See also “C. TotalEnergies results – Cash Flow”. The reconciliation table for different cash flow figures is set forth under “Cash Flow” on page 20 of this exhibit.

Environment* — liquids and gas price realizations, refining margins

			2Q21		2Q21				1H21
			vs		vs				vs
2Q21	1Q21	2Q20	2Q20	2Q19	2Q19		1H21	1H20	1H20
69.0	61.1	29.6	x2.3	68.9	-	Brent ($/b)	65.0	40.1	+62%
3.0	2.7	1.8	+70%	2.5	+18%	Henry Hub ($/Mbtu)	2.9	1.8	+57%
8.7	6.8	1.7	x5.2	4.1	x2.1	NBP** ($/Mbtu)	7.7	2.4	x3.2
10.0	10.0	2.1	x4.7	4.9	x2	JKM*** ($/Mbtu)	10.0	2.9	x3.5
62.9	56.4	23.4	x2.7	63.7	-1%	Average price of liquids ($/b) Consolidated subsidiaries	59.7	33.8	+77%
4.43	4.06	2.61	+69%	3.82	+16%	Average price of gas ($/Mbtu) Consolidated subsidiaries	4.23	2.99	+41%
6.59	6.08	4.40	+50%	5.69	+16%	Average price of LNG ($/Mbtu) Consolidated subsidiaries and equity affiliates	6.33	5.42	+17%
10.2	5.3	14.3	-29%	27.6	-63%	Variable cost margin – Refining Europe, VCM ($/t)	7.6	21.0	-64%

* The indicators are shown on page 21.

** NBP (National Balancing Point) is a virtual natural gas trading point in the United Kingdom for transferring rights in respect of physical gas and which is widely used as a price benchmark for the natural gas markets in Europe. NBP is operated by National Grid Gas plc, the operator of the UK transmission network.

*** JKM (Japan-Korea Marker) measures the prices of spot LNG trades in Asia. It is based on prices reported in spot market trades and/or bids and offers collected after the close of the Asian trading day at 16:30 Singapore time.

The average price of LNG increased by 8% in the second quarter 2021 compared to the previous quarter, benefiting from the lag effect of rising oil prices on long-term oil-linked LNG contracts and from the increase in natural gas prices for spot gas price LNG contracts.

Greenhouse gas emissions (GHG)1

2Q21	1Q21	GHG emissions (MtCO2e)	2020	2020 (excluding Covid effect)
7	8	Scope 1+2 from operated oil & gas facilities[2]	35.8	39
77	81	Scope 3[3]	350	400
45	50	Scope 1+2+3 in Europe[4]	212	239

1The six greenhouse gases in the Kyoto protocol, namely CO2, CH4, N2O, HFCs, PFCs and SF6, with their respective GWP (Global Warming Potential) as described in the 2007 IPCC report. HFCs, PFCs and SF6 are virtually absent from TotalEnergies’ emissions or are considered as non-material, and are therefore not counted.

2Scope 1+2 GHG emissions of operated oil & gas facilities are defined as the sum of direct emissions of greenhouse gases from sites or activities that are included in the scope of reporting (as defined in TotalEnergies’ Form 20-F for the year ended December 31, 2020) and indirect emissions attributable to brought-in energy (electricity, heat, steam), excluding purchased industrial gases (H2). They do not include facilities for power generation from renewable sources or natural gas, such as combined cycle natural gas power plants (CCGT) and sites with GHG emissions and activities of less than 30 kt CO2e/year

3Scope 3 GHG emissions are defined as the indirect emissions of greenhouse gases related to the use by customers of energy products sold for end-use, i.e. combustion of the products to obtain energy. A stoichiometric emission (oxidation of molecules to carbon dioxide) factor is applied to these sales to obtain an emission volume. TotalEnergies usually follows the oil & gas industry reporting guidelines published by IPIECA, which comply with the GHG Protocol methodologies. Only item 11 of Scope 3 (use of sold products), which is the most significant, is reported.

4Scope 1+2+3 GHG emissions in Europe are defined as the sum of Scope 1+2 GHG emissions of facilities operated by TotalEnergies and indirect GHG emissions related to the use by customers of energy products sold for end-use (Scope 3) in the EU, Norway, United Kingdom and Switzerland.

Production*

			2Q21		2Q21				1H21
			vs		vs				vs
2Q21	1Q21	2Q20	2Q20	2Q19	2Q19	Hydrocarbon production	1H21	1H20	1H20
2,747	2,863	2,846	-3%	2,957	-7%	Hydrocarbon production (kboe/d)	2,805	2,966	-5%
1,258	1,272	1,315	-4%	1,407	-11%	Oil (including bitumen) (kb/d)	1,265	1,381	-8%
1,489	1,591	1,531	-3%	1,549	-4%	Gas (including condensates and associated NGL) (kboe/d)	1,540	1,584	-3%

			2Q21		2Q21				1H21
			vs		vs				vs
2Q21	1Q21	2Q20	2Q20	2Q19	2Q19	Hydrocarbon production	1H21	1H20	1H20
2,747	2,863	2,846	-3%	2,957	-7%	Hydrocarbon production (kboe/d)	2,805	2,966	-5%
1,464	1,508	1,553	-6%	1,624	-10%	Liquids (kb/d)	1,486	1,626	-9%
7,017	7,400	7,045	-	7,309	-4%	Gas (Mcf/d)	7,208	7,302	-1%

*   TotalEnergies production = production of Exploration & Production segment (EP) + production of Integrated Gas, Renewables & Power segment (iGRP).

Hydrocarbon production was 2,747 thousand barrels of oil equivalent per day (kboe/d) in the second quarter 2021:

●	a decrease of 3% year-on-year, comprised of:
o	+2% due to the start-up and ramp-up of projects,
o	-2% due to the price effect, and
o	-3% due to the natural decline of the fields,
●	and a decrease of 4% from the first quarter 2021, due to major maintenance shutdowns.

Hydrocarbon production was 2,805 kboe/d in the first half 2021, a decrease of 5%, comprised of:

●	+2% due to the start-up and ramp-up of projects, including North Russkoye in Russia, Culzean in the United Kingdom, Johan Sverdrup in Norway and Iara in Brazil,
●	-1% portfolio effect, notably asset sales in the United Kingdom and Block CA1 in Brunei,
●	-2% due to planned maintenance and unplanned outages, notably in the United Kingdom, Australia, Norway and Nigeria,
●	-1% due to the price effect,
●	-3% due to the natural decline of the fields.

B.ANALYSIS OF BUSINESS SEGMENT RESULTS

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision-maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualifying as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. In certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method in order to facilitate the comparability of TotalEnergies’ results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ management and the accounting for these transactions under IFRS, which requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories recorded at their fair value based on forward prices. TotalEnergies, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in TotalEnergies’ internal economic performance. IFRS, by requiring accounting for storage contracts on an accrual basis, precludes recognition of this fair value effect. Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in TotalEnergies’ interim consolidated financial statements, see pages 33-41 of this exhibit.

TotalEnergies measures performance at the segment level on the basis of adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

B.1.    Integrated Gas, Renewables & Power segment (iGRP)

Production and sales of Liquefied natural gas (LNG) and electricity

			2Q21		2Q21				1H21
			vs		vs				vs
2Q21	1Q21	2Q20	2Q20	2Q19	2Q19	Hydrocarbon production for LNG	1H21	1H20	1H20
502	518	520	-3%	559	-10%	iGRP (kboe/d)	510	536	-5%
52	64	66	-21%	73	-29%	Liquids (kb/d)	58	69	-17%
2,464	2,476	2,471	-	2,680	-8%	Gas (Mcf/d)	2,470	2,541	-3%

			2Q21		2Q21				1H21
			vs		vs				vs
2Q21	1Q21	2Q20	2Q20	2Q19	2Q19	Liquefied Natural Gas in Mt	1H21	1H20	1H20
10.5	9.9	10.4	+1%	8.5	+23%	Overall LNG sales	20.4	20.2	+1%
4.2	4.4	4.3	-4%	4.1	+3%	including sales from equity production*	8.5	9.0	-5%
8.8	7.9	8.7	+1%	6.7	+31%	including sales by TotalEnergies from equity production and third party purchases	16.7	16.5	+1%

* TotalEnergies’ equity production may be sold by TotalEnergies or by joint ventures.

Hydrocarbon production for LNG decreased year-on-year by 3% and 5% respectively in the second quarter 2021 and first half 2021, notably due to the shutdown of the Snøhvit LNG plant following a fire at the end of September 2020 and the planned maintenance shutdown in the second quarter 2021 on Ichthys LNG's liquefaction trains in Australia.

Total LNG sales were stable year-on-year in the second quarter 2021 and the first half 2021.

			2Q21				1H21
			vs				vs
2Q21	1Q21	2Q20	2Q20	Renewables & Electricity	1H21	1H20	1H20
41.7	40.2	20.4	x2	Portfolio of renewable power generation gross capacity (GW)[1,2]	41.7	20.4	x2
8.3	7.8	5.1	+63%	o/w installed capacity	8.3	5.1	+63%
5.4	5.1	2.9	+89%	o/w capacity in construction	5.4	2.9	+89%
28.0	27.3	12.4	x2.3	o/w capacity in development	28.0	12.4	x2.3
22.6	21.2	11.2	x2	Gross renewables capacity with PPA (GW)[1,2]	22.6	11.2	x2
30.7	30.1	13.6	x2.3	Portfolio of renewable power generation net capacity (GW)[1,2]	30.7	13.6	x2.3
4.0	3.8	2.3	+76%	o/w installed capacity	4.0	2.3	+76%
3.1	3.1	1.1	x3	o/w capacity in construction	3.1	1.1	x3
23.6	23.3	10.3	x2.3	o/w capacity in development	23.6	10.3	x2.3
5.1	4.7	2.9	+73%	Net power production (TWh)[3]	9.8	5.9	+67%
1.7	1.6	1.1	+47%	incl. Power production from renewables	3.2	1.8	+79%
5.8	5.7	4.2	+38%	Clients power - BtB and BtC (Million)[2]	5.8	4.2	+38%
2.7	2.7	1.7	+58%	Clients gas - BtB and BtC (Million)[2]	2.7	1.7	+58%
12.7	16.1	9.4	+35%	Sales power - BtB and BtC (TWh)	28.8	23.6	+22%
20.6	36.2	17.3	+19%	Sales gas - BtB and BtC (TWh)	56.8	50.9	+12%
291	344	91	x3.2	Proportional adjusted EBITDA Renewables and Electricity (M$)[4]	635	340	+87%
62	148	92	-32%	incl. from renewables business	210	184	+14%

1 Includes 20% of Adani Green Energy Limited (AGEL) gross capacity effective first quarter 2021.

2 End of period data.

3 Solar, wind, biogas, hydroelectric and combined-cycle gas turbine (CCGT) plants.

4 TotalEnergies share (% interest) of EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) in Renewables and Electricity affiliates, regardless of consolidation method.

Gross installed capacity of renewable electricity generation grew to 8.3 GW at the end of the second quarter 2021.

Net electricity production was 5.1 TWh in the second quarter 2021, an increase of 73% year-on-year, notably due to strong growth in renewable electricity generation and the acquisition of four combined cycle gas turbine (CCGT) plants in France and Spain in the fourth quarter of 2020.

Electricity and gas sales, seasonally lower in the second quarter, increased by 35% and 19% respectively in the second quarter 2021 compared to last year thanks to the growing number of customers, with TotalEnergies notably surpassing the 5 million customer mark (B2C and B2B) in France.

TotalEnergies’ share of the EBITDA of the Renewables and Electricity activities was $291 million in the second quarter 2021, more than tripling over one year, driven by growing electricity production, particularly renewable electricity, and the number of gas and electricity customers.

Results

			2Q21		2Q21				1H21
			vs		vs				vs
2Q21	1Q21	2Q20	2Q20	2Q19	2Q19	in millions of dollars	1H21	1H20	1H20
5,086	5,502	3,313	+54%	3,789	+34%	External sales	10,588	8,403	+26%
436	624	(1,074)	ns	215	x2	Operating income	1,060	(716)	ns
419	263	21	x20	661	-37%	Net income (loss) from equity affiliates and other items	682	420	+62%
(56)	(101)	322	ns	(450)	ns	Tax on net operating income	(157)	330	ns
799	786	(731)	ns	426	-99%	Net operating income	1,585	34	x46
92	199	1,057	-91%	3	+70%	Adjustments affecting net operating income	291	1,205	-76%
891	985	326	x2.7	429	x2.1	Adjusted net operating income*	1,876	1,239	+51%
356	264	(69)	ns	195	+83%	including income from equity affiliates	620	179	x3.5
759	753	618	+23%	442	+72%	Organic investments	1,512	1,264	+20%
166	1,893	433	-62%	159	+4%	Net acquisitions	2,059	1,570	+31%
925	2,646	1,051	-12%	601	+54%	Net investments	3,571	2,834	+26%

*Detail of adjustment items shown in the business segment information starting on page 33 of this exhibit.

Adjusted net operating income for the iGRP segment was:

●	$891 million in the second quarter 2021, more than doubling over the year, thanks to higher LNG prices and the growing contribution from Renewables and Electricity, and
●	$1,876 million in the first half 2021, an increase of 51% year-on-year for the same reasons as well as good performance by the trading activities in the first quarter 2021.

Adjusted net operating income for the iGRP segment excludes special items. In the second quarter 2021, the exclusion of special items had a positive impact of $92 million on the segment’s adjusted net operating income, compared to a positive impact of $1,057 million in the second quarter 2020. In the first half 2021, the exclusion of special items had a positive impact of $291 million on the segment’s adjusted net operating income, compared to a positive impact of $1,205 million in the first half 2020.

The segment’s operating cash flow before working capital changes1 excluding financial charges, except those related to lease contracts, excluding the impact of contracts recognized at fair value for the sector and including capital gains on the sale of renewable projects was:

●	$904 million in the second quarter 2021, a decrease of 14% compared to $1,051 million in the second quarter 2020, as the second quarter of 2020 benefited from excellent performance of trading activities in a context of high market volatility, and
●	$1,963 million in the first half 2021, an increase of 19% compared to $1,652 million in the first half 2020, in line with the rise in LNG prices and the growing contribution of Renewables and Electricity.

1   Operating cash flow before working capital changes is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sale (effective first quarter 2020). Second quarter 2020, second quarter 2019 and first half 2020 data restated. For information on the replacement cost method, refer to “B. Analysis of business segment results”, above. The reconciliation table for different cash flow figures is set forth under “Cash Flow” on page 20 of this exhibit.

The segment’s cash flow from operations excluding financial charges, except those related to leases was:

●	$567 million in the second quarter 2021, a decrease of 59% compared to $1,389 million in the second quarter 2020, and
●	$1,347 million in the first half 2021, an increase of 50% compared to $900 million in the first half 2020.

B.2.   Exploration & Production segment

Production

			2Q21		2Q21				1H21
			vs		vs				vs
2Q21	1Q21	2Q20	2Q20	2Q19	2Q19	Hydrocarbon production	1H21	1H20	1H20
2,245	2,345	2,326	-3%	2,398	-6%	EP (kboe/d)	2,295	2,430	-6%
1,412	1,444	1,487	-5%	1,551	-9%	Liquids (kb/d)	1,428	1,557	-8%
4,553	4,924	4,574	-	4,629	-2%	Gas (Mcf/d)	4,738	4,761	-

Results

			2Q21		2Q21				1H21
			vs		vs	in millions of dollars, except effective			vs
2Q21	1Q21	2Q20	2Q20	2Q19	2Q19	tax rate	1H21	1H20	1H20
1,743	1,514	992	+76%	2,273	-23%	External Sales	3,257	2,574	+27%
3,180	2,841	(7,983)	ns	2,967	-7%	Operating income	6,021	(7,124)	ns
(1,243)	270	17	ns	173	ns	Net income (loss) from equity affiliates and other items	(973)	440	ns
38.2%	41.0%	56.6%		39.5%		Effective tax rate*	39.5%	69.6%
(1,195)	(1,180)	398	ns	(1,161)	ns	Tax on net operating income	(2,375)	(56)	ns
742	1,931	(7,568)	ns	1,979	+7%	Net operating income	2,673	(6,740)	ns
1,471	44	7,359	-80%	43	x34.2	Adjustments affecting net operating income	1,515	7,234	-79%
2,213	1,975	(209)	ns	2,022	+9%	Adjusted net operating income**	4,188	494	x8.5
279	270	48	x5.8	239	+17%	including income from equity affiliates	549	438	+25%
1,559	1,279	1,112	+40%	1,995	-22%	Organic investments	2,838	2,684	+6%
231	(202)	311	-26%	204	+13%	Net acquisitions	29	305	-90%
1,790	1,077	1,423	+26%	2,199	-19%	Net investments	2,867	2,989	-4%
*

“Effective tax rate” = tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).

**	Detail of adjustment items shown in the business segment information starting on page 33 of this exhibit.

The Exploration & Production segment’s adjusted net operating income was:

●	$2,213 million in the second quarter 2021 compared to a loss of $209 million in the second quarter 2020, thanks to the sharp rebound in oil and gas prices, and
●	$4,188 million in the first half 2021, more than eight times higher in the first half 2020, for the same reasons.

Adjusted net operating income for the Exploration & Production segment excludes special items. In the second quarter 2021, the exclusion of special items had a positive impact of $1,471 million on the segment’s adjusted net operating income, compared to a positive impact of $7,359 million in the second quarter 2020. In the first half 2021, the exclusion of special items had a positive impact of $1,515 million on the segment’s adjusted net operating income, compared to a positive impact of $7,234 million in the first half 2020.

The segment’s operating cash flow before working capital changes2 excluding financial charges, except those related to leases was $4,262 million in the second quarter 2021, 2.4 times greater than $1,810 million in the second quarter 2020 and $8,086 million in the first half 2021, an increase of 84% compared to $4,386 million in the first half 2020, in line with higher oil and gas prices.

2   Operating cash flow before working capital changes is defined as cash flow from operating activities before changes in working capital at replacement cost. For information on the replacement cost method, refer to “B. Analysis of business segment results”, above. The reconciliation table for different cash flow figures is set forth under “Cash Flow” on page 20 of this exhibit.

The segment’s cash flow from operations excluding financial charges, except those related to leases was:

●	$4,835 million in the second quarter 2021, 5.3 times greater than $910 million in the second quarter 2020, and
●	$8,571 million in the first half 2021, an increase of 77% compared to $4,833 million in the first half 2020.

B.3.   Downstream (Refining & Chemicals and Marketing & Services segments)

Results

			2Q21		2Q21				1H21
			vs		vs				vs
2Q21	1Q21	2Q20	2Q20	2Q19	2Q19	in millions of dollars	1H21	1H20	1H20
40,220	36,714	21,419	+88%	45,180	-11%	External sales	76,934	58,617	+31%
1,534	1,554	866	+77%	934	+64%	Operating income	3,088	(324)	ns
180	54	(13)	x14	222	-19%	Net income (loss) from equity affiliates and other items	234	(60)	ns
(457)	(456)	(259)	ns	(124)	ns	Tax on net operating income	(913)	44	ns
1,257	1,152	594	x2	1,032	+22%	Net operating income	2,409	(340)	ns
(329)	(625)	110	ns	106	ns	Adjustments affecting net operating income	(954)	1,728	ns
928	527	704	+32%	1,138	-18%	Adjusted net operating income*	1,455	1,388	+5%
468	335	457	+2%	557	-16%	Organic investments	803	734	+9%
(1)	(103)	(20)	ns	38	ns	Net acquisitions	(104)	(50)	ns
467	232	437	+7%	595	-22%	Net investments	699	684	+2%

* Detail of adjustment items shown in the business segment information starting on page 33 of this exhibit

The Downstream segment’s operating cash flow before working capital changes2 excluding financial charges, except those related to leases was:

●	$1,460 million in the second quarter 2021, a decrease of 2% compared to $1,488 million in the second quarter 2020, and
●	$2,332 million in the first half 2021, a decrease of 9% compared to $2,552 million in the first half 2020.

The Downstream segment’s cash flow from operations excluding financial charges, except those related to leases was:

●	$2,669 million in the second quarter 2021, an increase of 41% compared to $1,899 million in the second quarter 2020, and
●	$4,330 million in the first half 2021, 13.7 times greater than $317 million in the first half 2020.

Refining & Chemicals segment

Refinery and petrochemicals throughput and utilization rates

			2Q21		2Q21				1H21
			vs		vs				vs
2Q21	1Q21	2Q20	2Q20	2Q19	2Q19	Refinery throughput and utilization rate*	1H21	1H20	1H20
1,070	1,147	1,249	-14%	1,595	-33%	Total refinery throughput (kb/d)	1,109	1,347	-18%
148	114	205	-28%	447	-67%	France	131	230	-43%
495	660	595	-17%	679	-27%	Rest of Europe	578	676	-14%
427	373	449	-5%	469	-9%	Rest of world	400	441	-9%
58%	58%	59%		77%		Utilization rate based on crude only**	58%	64%

*  Includes refineries in Africa reported in the Marketing & Services segment.

**Based on distillation capacity at the beginning of the year, excluding Grandpuits (definitively shut down first quarter 2021) from 2021 and Lindsey refinery (divested) from second quarter 2021.

			2Q21		2Q21				1H21
			vs		vs				vs
2Q21	1Q21	2Q20	2Q20	2Q19	2Q19	Petrochemicals production and utilization rate	1H21	1H20	1H20
1,424	1,405	1,391	+2%	993	+43%	Monomers* (kt)	2,829	2,778	+2%
1,212	1,165	1,193	+2%	1,127	+8%	Polymers (kt)	2,377	2,395	-1%
88%	87%	84%		64%		Vapocracker utilization rate**	88%	83%

*Olefins

**Based on olefins production from steamcrackers and their treatment capacity at the start of the year.

Refinery throughput:

●	decreased 14% in the second quarter 2021 compared to a year ago, mainly due to the prolonged voluntary economic shutdown of the Donges refinery given the low European margins, the planned major shutdown of the Leuna refinery in Germany, the shutdown of the Grandpuits refinery in the first quarter 2021 for its conversion to a zero-oil platform, and the sale of the Lindsey refinery in the United Kingdom. The decrease was partially offset by the restart of the Feyzin refinery, in France, and the distillation unit at the Normandy platform, following a fire at the end of 2019, and
●	decreased 18% in the first half 2021, compared to the previous year for the same reasons.

Monomer production increased slightly in the second quarter 2021 compared to a year ago thanks to the restart of the Feyzin refinery, in France, after a major shutdown in 2020.

Polymer production also increased slightly in the second quarter 2021 compared to a year ago, despite the major shutdown in the second quarter 2021 of the Feluy plant in Belgium.

Results

			2Q21		2Q21
			vs		vs				1H21 vs
2Q21	1Q21	2Q20	2Q20	2Q19	2Q19	in millions of dollars	1H21	1H20	1H20
20,853	19,201	9,433	x2.2	22,509	-7%	External sales	40,054	27,956	+43%
955	993	632	+51%	484	+97%	Operating income	1,948	(636)	ns
123	88	(35)	ns	111	+11%	Net income (loss) from equity affiliates and other items	211	(92)	ns
(281)	(280)	(132)	ns	46	ns	Tax on net operating income	(561)	203	ns
797	801	465	+71%	641	+24%	Net operating income	1,598	(525)	ns
(286)	(558)	110	ns	74	ns	Adjustments affecting net operating income	(844)	1,482	ns
511	243	575	-11%	715	-29%	Adjusted net operating income*	754	957	-21%
279	222	302	-8%	353	-21%	Organic investments	501	470	+7%
2	(57)	(15)	ns	(58)	ns	Net acquisitions	(55)	(51)	ns
281	165	287	-2%	295	-5%	Net investments	446	419	+6%

* Detail of adjustment items shown in the business segment information starting on page 33 of this exhibit.

Adjusted net operating income for the Refining-Chemicals segment:

●	decreased 11% year-on-year to $511 million in the second quarter 2021, due to still-depressed European refining margins that reflect the recovery in oil prices and the continued weak product demand, notably for distillates, linked to the reduced air transport, and to the outperformance of trading activities in the second quarter 2020. The second quarter 2021 results nevertheless benefited from the very good performance of petrochemicals,
●	decreased 21% year-on-year to $754 million in the first half of 2021, for the same reasons.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. In the second quarter 2021, the exclusion of the inventory valuation effect had a negative impact of $331 million on the segment’s adjusted net operating income, compared to a positive impact of $86 million in the second quarter 2020. In the second quarter 2021 the exclusion of special items had a positive impact of $45 million on the segment’s adjusted net operating income, compared to a positive impact of $24 million in the second quarter 2020. In the first half 2021, the exclusion of the inventory valuation effect had a negative impact of $937 million on the segment’s adjusted net operating income, compared to a positive impact of $1,371 million in the first half 2020. In the first half 2021, the exclusion of special items had a positive impact of $93 million on the segment’s adjusted net operating income, compared to a positive impact of $111 million in the first half 2020.

The segment’s operating cash flow before working capital changes2 excluding financial charges, except those related to leases was:

●	$753 million in the second quarter 2021, a decrease of 24% compared to $996 million in the second quarter 2020, and
●	$1,147 million in the first half 2021, a decrease of 31% compared to $1,670 million in the first half 2020.

The segment’s cash flow from operations excluding financial charges was:

●	$2,232 million in the second quarter 2021, 2.1 times greater than $1,080 million in the second quarter 2020, mainly due to a decrease in working capital requirements and a positive stock effect, and
●	$3,228 million in the first half 2021, compared to $(103) million in the first half 2020.

B.4.   Marketing & Services segment

Petroleum product sales

			2Q21		2Q21				1H21
			vs		vs				vs
2Q21	1Q21	2Q20	2Q20	2Q19	2Q19	Sales in kb/d*	1H21	1H20	1H20
1,473	1,442	1,301	+13%	1,860	-21%	Total Marketing & Services sales	1,458	1,478	-1%
791	776	740	+7%	1,004	-21%	• Europe	783	823	-5%
682	666	561	+22%	856	-20%	• Rest of world	674	656	+3%

*  Excludes trading and bulk refining sales.

Petroleum product sales volumes increased year-on-year by 13% in the second quarter 2021, thanks to the improving health situation and global economic rebound. The increase driven mainly by a recovery in the retail network sales.

Results

			2Q21		2Q20				1H21
			vs		vs				vs
2Q21	1Q21	2Q20	2Q20	2Q19	2Q19	in millions of dollars	1H21	1H20	1H20
19,367	17,513	11,986	+62%	22,671	-15%	External sales	36,880	30,661	+20%
579	561	234	x2	450	-29%	Operating income	1,140	312	x35.6
57	(34)	22	x2.5	111	-49%	Net income (loss) from equity affiliates and other items	23	32	-28%
(176)	(176)	(127)	ns	(170)	ns	Tax on net operating income	(352)	(159)	ns
460	351	129	x3.6	391	+18%	Net operating income	811	185	x4.4
(43)	(67)	-	ns	32	ns	Adjustments affecting net operating income	(110)	246	ns
417	284	129	x3.2	423	-1%	Adjusted net operating income*	701	431	+63%
189	113	155	+22%	204	-7%	Organic investments	302	264	+14%
(3)	(46)	(5)	ns	96	ns	Net acquisitions	(49)	1	ns
186	67	150	+24%	300	-38%	Net investments	253	265	-5%

*Detail of adjustment items shown in the business segment information starting on page 33 of this exhibit.

Adjusted net operating income for the Marketing & Services segment was:

●	$417 million in the second quarter 2021, 3.2 times greater than $129 million in the second quarter 2020. This increase was mainly related to the increase in global sales volumes in a context of rising margins.
●	$701 million in the first half 2021, an increase of 63% compared to $431 million in the first half 2020, for the same reasons.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. In the second quarter 2021, the exclusion of the inventory valuation effect had a negative impact of $50 million on the segment’s adjusted net operating income, compared to a positive impact of $9 million in the second quarter 2020. In the second quarter 2021, the exclusion of special items had a positive impact of $7 million on the segment’s adjusted net operating income, compared to a negative impact of $9 million in the second quarter 2020. In the first half 2021, the exclusion of the inventory valuation effect had a negative impact of $148 million on the segment’s adjusted net operating income, compared to a positive impact of $163 million in the first half 2020. In the first half 2021, the exclusion of special items had a positive impact of $38 million on the segment’s adjusted net operating income, compared to a positive impact of $83 million in the first half 2020.

The segment’s operating cash flow before working capital changes2 excluding financial charges, except those related to leases was:

●	$707 million in the second quarter 2021, an increase of 44% compared to $492 million in the second quarter 2020, and
●	$1,185 million in the first half 2021, an increase of 34% compared to $882 million in the first half 2020.

The segment’s cash flow from operations excluding financial charges was:

●	$437 million in the second quarter 2021, a decrease of 47% compared to $819 million in the second quarter 2020, and
●	$1,102 million in the first half 2021, 2.6 times greater than $420 million in the first half 2020.

C.TOTALENERGIES RESULTS

Net income (TotalEnergies share)

In the second quarter 2021, net income (TotalEnergies share) was $2,206 million, an increase compared to $(8,369) million in the second quarter 2020. In the first half 2021, net income (TotalEnergies share) was $5,550 million, an increase compared to $(8,335) million in the first half 2020.

Adjusted net income (TotalEnergies share) was:

●	$3,463 million in the second quarter 2021 compared to $126 million a year earlier, due to the increase in oil and gas prices,
●	$6,466 million in the first half 2021 compared to $1,907 million a year earlier, for the same reasons.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value3.

Total adjustments affecting net income4 were $(1,257) in the second quarter 2021, mainly comprised of the effect of the sale of TotalEnergies’ participation in Petrocedeño S.A. to PDVSA in Venezuela for an amount of $(1,379) million, a $375 million positive inventory effect and restructuring charges related to voluntary departures in France and Belgium.

Fully-diluted shares

The number of fully-diluted shares was 2,654 million on June 30, 2021.

Acquisitions - Asset sales

Acquisitions were:

●	$662 million in the second quarter 2021 and included notably the 23% interest in a 640 MW offshore wind project in Taiwan, the Fonroche Biogas in France, and Repsol's interest in the Tin Fouyé Tabankort II field in Algeria, and
●	$2,870 million in the first half 2021, including the above items as well as the acquisition, for $2 billion, of a 20% interest in the renewable projects developer in India, Adani Green Energy Limited.

Asset sales were:

●	$266 million in the second quarter 2021 and included notably the sale of TotalEnergies’ interest in the TBG pipeline in Brazil, the sale of shares in Clean Energy Fuels Corp. (Nasdaq: CLNE), and the sale of its interest in Tellurian Inc. (Nasdaq: TELL) in the United States, and
●	$884 million in the first half 2021, including the above items as well as the sale in France of a 50% interest in a portfolio of renewable projects with a total capacity of 285 MW (100%), the sale of the 10% interest in onshore block OML 17 in Nigeria, a price supplement relating to the sale of Block CA1 in Brunei and the sale of the Lindsey refinery in the United Kingdom.

Cash flow

TotalEnergies’ cash flow from operations was:

●	$7,551 million in the second quarter 2021, 2.2 times greater than $3,479 million in the second quarter 2020, and
●	$13,149 million in the first half 2021, 2.8 times greater than $4,778 million in the first half 2020.

The change in working capital as determined using the replacement cost method excluding the mark-to-market effect of iGRP’s contracts, including capital gain from renewable project sale (effective first quarter 2020) and including organic loan repayment from equity affiliates was $1,199 million in the second quarter 2021, compared to $(165) million in the second quarter 2020. It is the decrease in working capital of $669 million as determined in accordance with IFRS adjusted for (i) the pre-tax inventory valuation effect of $463 million, (ii) the mark-to-market effect of iGRP’s contracts of $145 million, (iii) the capital gains from renewables project sale of $(0) million and (iv) the organic loan repayments from equity affiliates of $(78) million.

3  Details shown on page 17 of this exhibit.

4  Details shown on pages 17 and 33-41 of this exhibit.

The change in working capital as determined using the replacement cost method excluding the mark-to-market effect of iGRP’s contracts, including capital gain from renewable project sale (effective first quarter 2020) and including organic loan repayment from equity affiliates was $1,431 million in the first half 2021, compared to $(2,631) million in the first half 2020. It is the increase in working capital of $150 million as determined in accordance with IFRS adjusted for (i) the pre-tax inventory valuation effect of $1,346 million, (ii) the mark-to-market effect of iGRP’s contracts of $409 million, (iii) the capital gains from renewables project sale of $(66) million and (iv) the organic loan repayments from equity affiliates of $(108) million.

In the second quarter 2021, operating cash flow before working capital changes without financial charges (DACF)5 was $6,761 million, an increase of 63% compared to $4,143 million in the second quarter 2020 and a decrease of 7% compared to $7,308 million in the second quarter 2019. In the second quarter 2021, operating cash flow before working capital changes1 was $6,352 million, an increase of 74% compared to $3,644 million in the second quarter 2020 and a decrease of 7% compared to $6,807 million in the second quarter 2019.

TotalEnergies’ net cash flow6 was:

●	$3,154 million in the second quarter 2021, 4.4 times greater than $722 million a year earlier, which takes into account the $2.7 billion increase in operating cash flow before changes in working capital[1] and the slight increase of $276 million in net investments to $3,198 million in the second quarter 2021,
●	$4,551 million in the first half 2021, 5.3 times greater than $862 million a year earlier, which takes into account the $4.3 billion increase in operating cash flow before changes in working capital, partially offset by a $620 million increase in net investments to $7,167 million in the first half 2021.

D. PROFITABILITY

Return on equity was 8.4% for the twelve months ended June 30, 2021.

	07/01/2020-	04/01/2020-	07/01/2019-
in millions of dollars	06/30/2021	3/31/2021	06/30/2020
Adjusted net income	8,786	5,330	8,214
Average adjusted shareholders' equity	105,066	109,135	109,448
Return on equity (ROE)	8.4%	4.9%	7.5%

Return on average capital employed was 7.2% for the twelve months ended June 30, 2021.

	07/01/2020-	04/01/2020-	07/01/2019-
in millions of dollars	06/30/2021	3/31/2021	06/30/2020
Adjusted net operating income	10,252	6,915	10,125
Average capital employed	142,861	148,777	145,621
ROACE	7.2%	4.6%	7.0%

5   DACF = debt adjusted cash flow, is defined as cash flow from operating activities before changes in working capital at replacement cost, without financial charges.

6   Net cash flow = operating cash flow before working capital changes - net investments (including other transactions with non-controlling interests).

E. 2021 SENSITIVITIES*

Estimated
		Estimated impact	impact on cash
		on adjusted net	flow from
	Change	operating income	operations
Dollar	+/- 0.1 $ per €	-/+ 0.1 B$	~0 B$
Average Liquids Price**	+/- 10$/b	+/- 2.7 B$	+/- 3.2 B$
European gas price – NBP	+/- 1 $/Mbtu	+/- 0.3 B$	+/- 0.25 B$
Variable cost margin, European refining (VCM)	+/- 10 $/t	+/- 0.4 B$	+/- 0.5 B$

* Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about TotalEnergies’ portfolio in 2021. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals. Please find the indicators detailed page 21.

** In a 50 $/b Brent environment.

F. SUMMARY AND OUTLOOK

In a context of rebounding global demand for petroleum products, OPEC+ quotas in the first half 2021 contributed to a rapid drawdown of crude oil inventories, which fell below the average of the past five years. The price of oil has remained above $60/b since the beginning of February 2021 and broke through $70/b at the end of June. Recent OPEC+ decisions reinforce its collective discipline to adapt supply step by step to the growth in demand.

Given the outlook for OPEC+ quotas in the second half 2021, TotalEnergies anticipates its full-year 2021 hydrocarbon production to be around 2.85 Mboe/d. The start-up and ramp-up of new projects, including Zinia Phase 2 in Angola, North Russkoye in Russia and Iara in Brazil, will contribute to increased production in the second half 2021.

TotalEnergies anticipates that the higher oil prices observed in the first half 2021 will have a positive impact on its average realized price of LNG for the coming six months, given the lag effect on price formulas. It is expected to be more than $7.5/Mbtu in the third quarter 2021. In addition, gas markets in Asia and Europe are benefiting from the strong growth in demand linked to the global economic recovery.

TotalEnergies maintains discipline on expenses, with net investments expected to be between $12-13 billion in 2021, with half dedicated to future growth. For those growth investments, 50% will be dedicated to renewables and electricity.

In this favorable context, TotalEnergies confirms its priorities in terms of cash flow allocation: invest in profitable projects to implement TotalEnergies' transformation strategy to a broad energy company, support the dividend through economic cycles, maintain a solid balance sheet and a minimum "A" long-term debt rating by sustainably anchoring TotalEnergies’ gearing below 20%, and share additional revenues with its shareholders through share buybacks in the event of high prices.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Except for its ongoing obligations to disclose material information as required by applicable securities laws, TotalEnergies does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

For additional factors, you should read the information set forth under “Item 3. -3.2 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TotalEnergies’ Form 20-F for the year ended December 31, 2020.

OPERATING INFORMATION BY SEGMENT

TotalEnergies’ production (Exploration & Production + iGRP)

			2Q21		2Q21				1H21
			vs		vs	Combined liquids and gas			vs
2Q21	1Q21	2Q20	2Q20	2Q19	2Q19	production by region (kboe/d)	1H21	1H20	1H20
985	1,050	1,032	-4%	997	-1%	Europe and Central Asia	1,018	1,064	-4%
533	551	653	-18%	686	-22%	Africa	542	677	-20%
654	651	641	+2%	703	-7%	Middle East and North Africa	652	661	-1%
378	376	314	+20%	358	+6%	Americas	377	343	+10%
197	235	206	-4%	214	-8%	Asia-Pacific	216	220	-2%
2,747	2,863	2,846	-3%	2,957	-7%	Total production	2,805	2,966	-5%
750	729	699	+7%	750	-	includes equity affiliates	740	726	+2%

			2Q21		2Q21				1H21
			vs		vs				vs
2Q21	1Q21	2Q20	2Q20	2Q19	2Q19	Liquids production by region (kb/d)	1H21	1H20	1H20
351	374	381	-8%	328	+7%	Europe and Central Asia	363	392	-8%
399	415	514	-22%	549	-27%	Africa	407	534	-24%
502	499	494	+2%	546	-8%	Middle East and North Africa	500	505	-1%
183	179	127	+44%	160	+15%	Americas	181	153	+19%
29	41	37	-21%	41	-29%	Asia-Pacific	35	42	-17%
1,464	1,508	1,553	-6%	1,624	-10%	Total production	1,486	1,626	-9%
213	201	199	+7%	225	-5%	includes equity affiliates	207	207	-

			2Q21		2Q21				1H21
			vs		vs				vs
2Q21	1Q21	2Q20	2Q20	2Q19	2Q19	Gas production by region (Mcf/d)	1H21	1H20	1H20
3,411	3,636	3,506	-3%	3,639	-6%	Europe and Central Asia	3,523	3,620	-3%
680	693	706	-4%	703	-3%	Africa	686	726	-6%
847	843	818	+3%	866	-2%	Middle East and North Africa	845	865	-2%
1,095	1,100	1,047	+5%	1,107	-1%	Americas	1,098	1,069	+3%
984	1,128	968	+2%	994	-1%	Asia-Pacific	1,056	1,022	+3%
7,017	7,400	7,045	-	7,309	-4%	Total production	7,208	7,302	-1%
2,895	2,855	2,698	+7%	2,868	+1%	includes equity affiliates	2,875	2,802	+3%

Downstream (Refining & Chemicals and Marketing & Services)

			2Q21		2Q21				1H21
			vs		vs				vs
2Q21	1Q21	2Q20	2Q20	2Q19	2Q19	Petroleum product sales by region (kb/d)	1H21	1H20	1H20
1,521	1,558	1,449	+5%	2,018	-25%	Europe*	1,540	1,610	-4%
663	667	463	+43%	751	-12%	Africa	665	573	+16%
799	772	861	-7%	846	-6%	Americas	785	814	-3%
492	495	433	+13%	536	-8%	Rest of world	493	439	+12%
3,475	3,492	3,208	+8%	4,152	-16%	Total consolidated sales	3,483	3,435	+1%
334	402	366	-9%	535	-38%	Includes bulk sales*	368	432	-15%
1,668	1,648	1,541	+8%	1,757	-5%	Includes trading	1,658	1,525	+9%

* 1Q21 data adjusted

			2Q21		2Q20				1H21
			vs		vs				vs
2Q21	1Q21	2Q20	2Q20	2Q19	2Q19	Petrochemicals production* (kt)	1H21	1H20	1H20
1,166	1,346	1,275	-9%	1,318	-11%	Europe	2,512	2,547	-1%
725	510	637	+14%	475	+53%	Americas	1,235	1,301	-5%
744	714	672	+11%	327	x2.3	Middle-East and Asia	1,459	1,324	+10%

* Olefins, polymers

> Renewables

	2Q21					1Q21
Installed power
generation gross		Onshore	Offshore				Onshore	Onshore
capacity (GW)[1,2]	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
France	0.5	0.5	0.0	0.1	1.0	0.4	0.5	0.0	0.1	1.0
Rest of Europe	0.1	1.0	0.0	0.1	1.1	0.1	0.8	0.0	0.1	1.0
Africa	0.1	0.0	0.0	0.0	0.1	0.1	0.0	0.0	0.0	0.1
Middle East	0.3	0.0	0.0	0.0	0.3	0.3	0.0	0.0	0.0	0.3
North America	0.8	0.0	0.0	0.0	0.9	0.8	0.0	0.0	0.0	0.8
South America	0.4	0.1	0.0	0.0	0.5	0.2	0.1	0.0	0.0	0.3
India	3.5	0.1	0.0	0.0	3.6	3.4	0.1	0.0	0.0	3.5
Asia-Pacific	0.7	0.0	0.0	0.0	0.7	0.7	0.0	0.0	0.0	0.7
Total	6.4	1.8	0.0	0.1	8.3	6.1	1.5	0.0	0.1	7.8

	2Q21					1Q21
Power generation gross
capacity from
renewables in		Onshore	Offshore				Onshore	Offshore
construction (GW)[1,2]	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
France	0.3	0.1	0.0	0.1	0.5	0.3	0.0	0.0	0.1	0.4
Rest of Europe	0.1	0.1	1.1	0.0	1.3	0.1	0.3	1.1	0.0	1.5
Africa	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Middle East	0.8	0.0	0.0	0.0	0.8	0.8	0.0	0.0	0.0	0.8
North America	0.3	0.0	0.0	0.0	0.3	0.3	0.0	0.0	0.0	0.3
South America	0.0	0.2	0.0	0.0	0.2	0.2	0.2	0.0	0.0	0.3
India	0.9	0.2	0.0	0.0	1.1	0.9	0.4	0.0	0.0	1.3
Asia-Pacific	0.5	0.0	0.6	0.0	1.1	0.4	0.0	0.0	0.0	0.5
Total	2.8	0.6	1.8	0.1	5.4	2.9	0.9	1.1	0.1	5.1

	2Q21					1Q21
Power generation gross
capacity from
renewables in		Onshore	Offshore				Onshore	Offshore
development (GW)[1,2]	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
France	3.2	0.8	0.0	0.0	4.0	3.2	1.0	0.0	0.0	4.2
Rest of Europe	5.3	0.3	2.3	0.0	7.9	5.2	0.3	2.3	0.0	7.8
Africa	0.4	0.1	0.0	0.2	0.6	0.1	0.1	0.0	0.0	0.2
Middle East	0.1	0.0	0.0	0.0	0.1	0.2	0.0	0.0	0.0	0.2
North America	3.5	0.2	0.0	0.7	4.3	3.4	0.2	0.0	0.7	4.2
South America	0.6	1.0	0.0	0.0	1.7	0.8	0.8	0.0	0.0	1.6
India	6.2	0.1	0.0	0.0	6.3	6.2	0.1	0.0	0.0	6.2
Asia-Pacific	1.1	0.0	2.1	0.0	3.2	0.8	0.0	2.1	0.0	2.9
Total	20.3	2.5	4.4	0.8	28.0	19.8	2.5	4.4	0.7	27.3

1 Includes 20% of gross capacity of Adani Green Energy Ltd effective first quarter 2021.

2 End-of-period data.

	In operation				In construction					In development
Gross
renewables
capacity
covered by
PPA at 30
June 2021		Onshore				Onshore	Offshore				Onshore	Offshore
(GW)	Solar	Wind	Other	Total	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
Europe	0.6	1.5	X	2.2	0.3	X	0.8	X	1.4	4.0	0.3	X	X	4.3
Asia	4.5	X	X	4.6	2.2	0.3	0.6	—	3.1	3.9	X	—	—	4.0
North America	0.8	X	X	0.8	0.3	X	—	X	0.3	0.3	X	—	X	0.4
Rest of World	0.5	X	X	0.7	X	X	—	X	X	0.4	X	—	X	0.7
Total	6.3	1.8	X	8.2	2.8	0.6	1.4	X	5.0	8.6	0.5	X	0.2	9.3

	In operation				In construction					In development
PPA
average
price at
30 June
2021		Onshore				Onshore	Offshore				Onshore	Offshore
($/MWh)	Solar	Wind	Other	Total	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
Europe	239	120	X	154	68	X	61	X	64	42	73	X	X	46
Asia	85	X	X	84	47	56	187	—	77	40	X	—	—	40
North America	155	X	X	158	26	X	—	X	31	31	X	—	X	49
Rest of World	82	X	X	82	X	X	—	X	X	97	X	—	X	97
Total	107	112	X	108	48	66	106	X	70	43	79	X	145	45

Adjustment items to net income (TotalEnergies share)

2Q21	1Q21	2Q20	2Q19	in millions of dollars	1H21	1H20
(1,588)	(342)	(8,321)	(56)	Special items affecting net income (TotalEnergies share)	(1,930)	(8,655)
(1,379)	-	-	-	Gain (loss) on asset sales*	(1,379)	-
(110)	(161)	(20)	(31)	Restructuring charges	(271)	(100)
(49)	(144)	(8,101)	(57)	Impairments	(193)	(8,101)
(50)	(37)	(200)	32	Other	(87)	(454)
375	689	(94)	(28)	After-tax inventory effect: FIFO vs. replacement cost	1,064	(1,508)
(44)	(6)	(80)	(47)	Effect of changes in fair value	(50)	(79)
(1,257)	341	(8,495)	(131)	Total adjustments affecting net income	(916)	(10,242)

* Including $(1,379) million related to the effect of the sale of TotalEnergies’ participation in Petrocedeño S.A. to PDVSA in Venezuela

RECONCILIATION OF ADJUSTED EBITDA WITH CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of net income (TotalEnergies share) to adjusted EBITDA

			2Q21 vs		2Q21 vs				1H21 vs
2Q21	1Q21	2Q20	2Q20	2Q19	2Q19	in millions of dollars	1H21	1H20	1H20
2,206	3,344	(8,369)	ns	2,756	-20%	Net income - TotalEnergies share	5,550	(8,335)	ns
1,257	(341)	8,495	-85%	131	x9.6	Less: adjustment items to net income (TotalEnergies share)	916	10,242	-91%
3,463	3,003	126	x27.5	2,887	20%	Adjusted net income - TotalEnergies share	6,466	1,907	x3.4
						Adjusted items
88	59	(31)	ns	73	21%	Add: non-controlling interests	147	(13)	ns
1,485	1,446	(95)	ns	1,322	12%	Add: income taxes	2,931	490	x6
3,105	3,180	3,302	-6%	3,597	-14%	Add: depreciation, depletion and impairment of tangible assets and mineral interests	6,285	6,937	-9
94	103	77	22%	65	45%	Add: amortization and impairment of intangible assets	197	155	27%
501	466	527	-5%	564	-11%	Add: financial interest on debt	967	1,094	-12%
(69)	(87)	3	ns	42	ns	Less: financial income and expense from cash & cash equivalents	(156)	13	ns
8,667	8,170	3,909	x2.2	8,550	1%	Adjusted EBITDA	16,837	10,583	+59%

Reconciliation of revenues from sales to adjusted EBITDA and net income (TotalEnergies share)

			2Q21 vs		2Q21 vs				1H21 vs
2Q21	1Q21	2Q20	2Q20	2Q19	2Q19	In millions of dollars	1H21	1H20	1H20
						Adjusted items
41,642	38,668	21,580	+93%	45,261	-8%	Revenues from sales	80,310	60,155	+34%
(27,108)	(24,289)	(11,842)	ns	(30,295)	ns	Purchases, net of inventory variation	(51,397)	(37,949)	ns
(6,708)	(6,868)	(6,199)	ns	(7,042)	ns	Other operating expenses	(13,576)	(12,985)	ns
(123)	(167)	(114)	ns	(170)	ns	Exploration costs	(290)	(254)	ns
138	416	240	-43%	253	-45%	Other income	554	820	-32%
(48)	(89)	(26)	ns	(52)	ns	Other expense, excluding amortization and impairment of intangible assets	(137)	(139)	ns
265	109	419	-37%	326	-19%	Other financial income	374	607	-38%
(131)	(130)	(160)	ns	(188)	ns	Other financial expense	(261)	(341)	ns
740	520	11	x67.3	457	+62%	Net income (loss) from equity affiliates	1,260	669	+88%
8,667	8,170	3,909	x2.2	8,550	+1%	Adjusted EBITDA	16,837	10,583	+59%
						Adjusted items
(3,105)	(3,180)	(3,302)	ns	(3,597)	ns	Less: depreciation, depletion and impairment of tangible assets and mineral interests	(6,285)	(6,937)	ns
(94)	(103)	(77)	ns	(65)	ns	Less: amortization of intangible assets	(197)	(155)	ns
(501)	(466)	(527)	ns	(564)	ns	Less: financial interest on debt	(967)	(1,094)	ns
69	87	(3)	ns	(42)	ns	Add: financial income and expense from cash & cash equivalents	156	(13)	ns
(1,485)	(1,446)	95	ns	(1,322)	ns	Less: income taxes	(2,931)	(490)	ns
(88)	(59)	31	ns	(73)	ns	Less: non-controlling interests	(147)	13	ns
(1,257)	341	(8,495)	ns	(131)	ns	Add: adjustment - TotalEnergies share	(916)	(10,242)	ns
2,206	3,344	(8,369)	ns	2,756	-20%	Net income - TotalEnergies share	5,550	(8,335)	ns

Investments - Divestments

			2Q21		2Q21				1H21
			vs		vs				vs
2Q21	1Q21	2Q20	2Q20	2Q19	2Q19	in millions of dollars	1H21	1H20	1H20
2,802	2,379	2,201	+27%	3,028	-7%	Organic investments (a)	5,181	4,724	+10%
245	243	162	+52%	185	+33%	capitalized exploration	488	297	+64%
380	292	733	-48%	370	+3%	increase in non-current loans	672	1,012	-34%
(89)	(96)	(58)	ns	(254)	ns	repayment of non-current loans, excluding organic loan repayment from equity affiliates	(185)	(175)	ns
(4)	(167)	(47)	ns	-	ns	change in debt from renewable projects (TotalEnergies share)	(171)	(152)	ns
662	2,208	857	-23%	614	+8%	Acquisitions (b)	2,870	2,501	+15%
266	618	136	+95%	212	+25%	Asset sales (c)	884	678	+30%
5	100	22	-77%	-	ns	change in debt from renewable projects (partner share)	105	83	+27%
-	-	-	ns	-	ns	Other transactions with non-controlling interests (d)	-	-	ns
3,198	3,969	2,922	+9%	3,430	-7%	Net investments (a + b - c - d)	7,167	6,547	+9%
(78)	(30)	(41)	ns	(99)	ns	Organic loan repayment from equity affiliates (e)	(108)	(34)	ns
9	267	69	-87%	-	ns	Change in debt from renewable projects financing* (f)	276	235	+17%
25	22	22	+14%	-	ns	Capex linked to capitalized leasing contracts (g)	47	46	+2%
3,104	4,184	2,928	+6%	3,331	-7%	Cash flow used in investing activities (a + b - c + e + f - g)	7,288	6,702	+9%

* Change in debt from renewable projects (TotalEnergies share and partner share).

Cash flow

			2Q21		2Q21				1H21
			vs		vs				vs
2Q21	1Q21	2Q20	2Q20	2Q19	2Q19	in millions of dollars	1H21	1H20	1H20
6,761	5,750	4,143	+63%	7,308	-7%	Operating cash flow before working capital changes w/o financial charges (DACF)	12,511	8,420	+49%
(409)	(384)	(499)	ns	(501)	ns	Financial charges	(793)	(1,011)	ns
6,352	5,366	3,644	+74%	6,807	-7%	Operating cash flow before working capital changes (a) *	11,718	7,409	+58%
814	(555)	(65)	ns	(417)	ns	(Increase) decrease in working capital**	259	(698)	ns
463	883	(42)	ns	(40)	ns	Inventory effect	1,346	(1,838)	ns
-	(66)	(17)	ns	-	ns	capital gain from renewable projects sale	(66)	(61)	ns
(78)	(30)	(41)	ns	(99)	ns	Organic loan repayment from equity affiliates	(108)	(34)	ns
7,551	5,598	3,479	x2.2	6,251	+21%	Cash flow from operations	13,149	4,778	x2.8
2,802	2,379	2,201	+27%	3,028	-7%	Organic investments (b)	5,181	4,724	+10%
3,550	2,987	1,443	x2.5	3,779	-6%	Free cash flow after organic investments, w/o net asset sales (a - b)	6,537	2,685	x2.4
3,198	3,969	2,922	+9%	3,430	-7%	Net investments (c)	7,167	6,547	+9%
3,154	1,397	722	x4.4	3,377	-7%	Net cash flow (a - c)	4,551	862	x5.3

* Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sale (effective first quarter 2020). Historical data have been restated to cancel the impact of fair valuation of iGRP sector’s contracts.

** Changes in working capital are presented excluding the mark-to-market effect of iGRP’s contracts.

Gearing ratio

In millions of dollars	06/30/2021	03/31/2021	06/30/2020	06/30/2019
Current borrowings*	15,795	19,279	14,894	15,290
Other current financial liabilities	322	351	411	426
Current financial assets*	(4,326)	(4,492)	(6,383)	(3,536)
Net financial assets classified as held for sale	-	-	-	-
Non-current financial debt*	44,687	44,842	54,214	39,260
Non-current financial assets*	(2,726)	(2,669)	(1,415)	(721)
Cash and cash equivalents	(28,643)	(30,285)	(29,727)	(26,723)
Net debt (a)	25,109	27,026	31,994	23,996
Shareholders’ equity – TotalEnergies share	108,096	109,295	101,205	116,862
Non-controlling interests	2,480	2,390	2,334	2,362
Shareholders’ equity (b)	110,576	111,685	103,539	119,224
Net-debt-to-capital ratio = a / (a+b)	18.5%	19.5%	23.6%	16.8%
Leases (c)	7,702	7,747	7,383	7,015
Net-debt-to-capital ratio including leases (a+c) / (a+b+c)	22.9%	23.7%	27.6%	20.6%

* Excludes leases receivables and leases debts.

RETURN ON AVERAGE CAPITAL EMPLOYED

Twelve months ended June 30, 2021

	Integrated Gas,
	Renewables &	Exploration &	Refining &	Marketing
in millions of dollars	Power	Production	Chemicals	& Services
Adjusted net operating income	2,415	6,057	836	1,494
Capital employed at 6/30/2020*	43,527	79,096	12,843	8,366
Capital employed at 6/30/2021*	49,831	76,013	9,285	8,439
ROACE	5.2%	7.8%	7.6%	17.8%

Twelve months ended March 31, 2021

	Integrated
	Gas,
	Renewables &	Exploration &	Refining &	Marketing
in millions of dollars	Power	Production	Chemicals	& Services
Adjusted net operating income	1,850	3,635	900	1,206
Capital employed at 3/31/2020*	44,236	85,622	12,878	8,764
Capital employed at 3/31/2021*	48,423	78,170	10,403	8,198
ROACE	4.0%	4.4%	7.7%	14.2%

Twelve months ended June 30, 2020

	Integrated Gas,
	Renewables &	Exploration &	Refining &	Marketing &
in millions of dollars	Power	Production	Chemicals	Services
Adjusted net operating income	2,607	4,259	2,489	1,318
Capital employed at 6/30/2019*	37,290	90,633	12,300	8,535
Capital employed at 6/30/2020*	43,527	79,096	12,843	8,366
ROACE	6.5%	5.0%	19.8%	15.6%

* At replacement cost (excluding after-tax inventory effect).

MAIN INDICATORS

						Variable cost
			Average	Average gas	Average LNG	margin,
		Brent	liquids price*	price*	price**	European
	$/€	($/b)	($/b)	($/Mbtu)	($/Mbtu)	refining*** ($/t)
Second quarter 2021	1.21	69.0	62.9	4.43	6.59	10.2
First quarter 2021	1.20	61.1	56.4	4.06	6.08	5.3
Fourth quarter 2020	1.19	44.2	41.0	3.31	4.90	4.6
Third quarter 2020	1.17	42.9	39.9	2.52	3.57	-2.7
Second quarter 2020	1.10	29.6	23.4	2.61	4.40	14.3

* Sales in $ / sales in volume for consolidated subsidiaries (excluding stock value variation).

** Sales in $ / sales in volume for consolidated subsidiaries and equity affiliates (excluding stock value variation).

*** This indicator represents the average margin on variable costs realized by TotalEnergies’ European refining business (equal to the difference between the sales of refined products realized by TotalEnergies’ European refining and the crude purchases as well as associated variable costs, divided by refinery throughput in tons).

Disclaimer: Data is based on TotalEnergies’ reporting and is not audited.

CONSOLIDATED STATEMENT OF INCOME

TotalEnergies

(unaudited)

	2nd quarter	1st quarter	2nd quarter
(M$)(a)	2021	2021	2020

Sales	47,049	43,737	25,730
Excise taxes	(5,416)	(5,104)	(4,168)
Revenues from sales	41,633	38,633	21,562

Purchases, net of inventory variation	(26,719)	(23,398)	(12,025)
Other operating expenses	(6,717)	(6,880)	(6,321)
Exploration costs	(123)	(167)	(114)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,121)	(3,325)	(11,593)
Other income	223	358	362
Other expense	(298)	(659)	(108)

Financial interest on debt	(501)	(466)	(530)
Financial income and expense from cash & cash equivalents	77	95	50
Cost of net debt	(424)	(371)	(480)

Other financial income	265	109	419
Other financial expense	(131)	(130)	(161)

Net income (loss) from equity affiliates	(680)	881	(447)

Income taxes	(1,609)	(1,639)	484
Consolidated net income	2,299	3,412	(8,422)
TotalEnergies share	2,206	3,344	(8,369)
Non-controlling interests	93	68	(53)
Earnings per share ($)	0.80	1.24	(3.27)
Fully-diluted earnings per share ($)	0.80	1.23	(3.27)

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TotalEnergies

(unaudited)

	2nd quarter	1st quarter	2nd quarter
(M$)	2021	2021	2020

Consolidated net income	2,299	3,412	(8,422)

Other comprehensive income

Actuarial gains and losses	449	-	(356)
Change in fair value of investments in equity instruments	56	12	90
Tax effect	(142)	(12)	101
Currency translation adjustment generated by the parent company	1,239	(4,173)	1,780
Items not potentially reclassifiable to profit and loss	1,602	(4,173)	1,615
Currency translation adjustment	(746)	2,523	(919)
Cash flow hedge	(424)	504	231
Variation of foreign currency basis spread	(4)	-	14
Share of other comprehensive income of equity affiliates, net amount	(18)	469	296
Other	(1)	1	-
Tax effect	100	(157)	(78)
Items potentially reclassifiable to profit and loss	(1,093)	3,340	(456)
Total other comprehensive income (net amount)	509	(833)	1,159

Comprehensive income	2,808	2,579	(7,263)
TotalEnergies share	2,670	2,542	(7,253)
Non-controlling interests	138	37	(10)

CONSOLIDATED STATEMENT OF INCOME

TotalEnergies

(unaudited)

	1st half	1st half
(M$)(a)	2021	2020

Sales	90,786	69,600
Excise taxes	(10,520)	(9,461)
Revenues from sales	80,266	60,139

Purchases, net of inventory variation	(50,117)	(40,093)
Other operating expenses	(13,597)	(13,265)
Exploration costs	(290)	(254)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,446)	(15,228)
Other income	581	942
Other expense	(957)	(528)

Financial interest on debt	(967)	(1,099)
Financial income and expense from cash & cash equivalents	172	(105)
Cost of net debt	(795)	(1,204)

Other financial income	374	607
Other financial expense	(261)	(342)

Net income (loss) from equity affiliates	201	285

Income taxes	(3,248)	521
Consolidated net income	5,711	(8,420)
TotalEnergies share	5,550	(8,335)
Non-controlling interests	161	(85)
Earnings per share ($)	2.04	(3.29)
Fully-diluted earnings per share ($)	2.03	(3.29)

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TotalEnergies

(unaudited)

	1st half	1st half
(M$)	2021	2020

Consolidated net income	5,711	(8,420)

Other comprehensive income

Actuarial gains and losses	449	(223)
Change in fair value of investments in equity instruments	68	(74)
Tax effect	(154)	86
Currency translation adjustment generated by the parent company	(2,934)	(196)
Items not potentially reclassifiable to profit and loss	(2,571)	(407)
Currency translation adjustment	1,777	(940)
Cash flow hedge	80	(1,293)
Variation of foreign currency basis spread	(4)	70
Share of other comprehensive income of equity affiliates, net amount	451	(927)
Other	-	3
Tax effect	(57)	367
Items potentially reclassifiable to profit and loss	2,247	(2,720)
Total other comprehensive income (net amount)	(324)	(3,127)

Comprehensive income	5,387	(11,547)
TotalEnergies share	5,212	(11,424)
Non-controlling interests	175	(123)

CONSOLIDATED BALANCE SHEET

TotalEnergies

	June 30,	March 31,	December 31,	June 30,
	2021	2021	2020	2020

(M$)	(unaudited)	(unaudited)		(unaudited)

ASSETS

Non-current assets
Intangible assets, net	33,359	33,239	33,528	33,114
Property, plant and equipment, net	106,791	106,859	108,335	104,925
Equity affiliates : investments and loans	29,712	30,727	27,976	27,470
Other investments	2,247	2,062	2,007	1,627
Non-current financial assets	3,778	3,700	4,781	2,431
Deferred income taxes	6,578	6,619	7,016	7,257
Other non-current assets	2,800	2,638	2,810	2,539
Total non-current assets	185,265	185,844	186,453	179,363

Current assets
Inventories, net	19,162	16,192	14,730	12,688
Accounts receivable, net	17,192	17,532	14,068	13,481
Other current assets	17,585	14,304	13,428	17,155
Current financial assets	4,404	4,605	4,630	6,570
Cash and cash equivalents	28,643	30,285	31,268	29,727
Assets classified as held for sale	456	396	1,555	421
Total current assets	87,442	83,314	79,679	80,042
Total assets	272,707	269,158	266,132	259,405

LIABILITIES & SHAREHOLDERS' EQUITY

Shareholders’ equity
Common shares	8,224	8,193	8,267	8,159
Paid-in surplus and retained earnings	110,967	112,676	107,078	107,934
Currency translation adjustment	(11,087)	(11,566)	(10,256)	(13,265)
Treasury shares	(8)	(8)	(1,387)	(1,623)
Total shareholders' equity - TotalEnergies share	108,096	109,295	103,702	101,205
Non-controlling interests	2,480	2,390	2,383	2,334
Total shareholders' equity	110,576	111,685	106,085	103,539

Non-current liabilities
Deferred income taxes	10,596	10,387	10,326	10,346
Employee benefits	3,305	3,644	3,917	3,612
Provisions and other non-current liabilities	20,716	20,893	20,925	19,487
Non-current financial debt	52,331	52,541	60,203	61,540
Total non-current liabilities	86,948	87,465	95,371	94,985

Current liabilities
Accounts payable	29,752	26,959	23,574	19,198
Other creditors and accrued liabilities	27,836	22,066	22,465	24,790
Current borrowings	16,983	20,471	17,099	16,154
Other current financial liabilities	322	351	203	411
Liabilities directly associated with the assets classified as held for sale	290	161	1,335	328
Total current liabilities	75,183	70,008	64,676	60,881
Total liabilities & shareholders' equity	272,707	269,158	266,132	259,405

CONSOLIDATED STATEMENT OF CASH FLOW

TotalEnergies

(unaudited)

	2nd quarter	1st quarter	2nd quarter
(M$)	2021	2021	2020

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	2,299	3,412	(8,422)
Depreciation, depletion, amortization and impairment	3,287	3,473	11,701
Non-current liabilities, valuation allowances and deferred taxes	210	121	(796)
(Gains) losses on disposals of assets	(85)	(285)	(131)
Undistributed affiliates’ equity earnings	1,255	(573)	978
(Increase) decrease in working capital	669	(819)	431
Other changes, net	(84)	269	(282)
Cash flow from operating activities	7,551	5,598	3,479

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(2,675)	(2,410)	(2,409)
Acquisitions of subsidiaries, net of cash acquired	(170)	-	-
Investments in equity affiliates and other securities	(307)	(2,126)	(136)
Increase in non-current loans	(380)	(300)	(733)
Total expenditures	(3,532)	(4,836)	(3,278)
Proceeds from disposals of intangible assets and property, plant and equipment	45	226	219
Proceeds from disposals of subsidiaries, net of cash sold	-	229	12
Proceeds from disposals of non-current investments	216	63	20
Repayment of non-current loans	167	134	99
Total divestments	428	652	350
Cash flow used in investing activities	(3,104)	(4,184)	(2,928)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	381	-	374
- Treasury shares	-	(165)	(2)
Dividends paid:
- Parent company shareholders	(2,094)	(2,090)	(1,928)
- Non-controlling interests	(53)	(10)	(76)
Net issuance (repayment) of perpetual subordinated notes	-	3,248	-
Payments on perpetual subordinated notes	(147)	(87)	(134)
Other transactions with non-controlling interests	-	(55)	(22)
Net issuance (repayment) of non-current debt	51	(890)	15,430
Increase (decrease) in current borrowings	(4,369)	(1,662)	(6,604)
Increase (decrease) in current financial assets and liabilities	(67)	(148)	449
Cash flow from (used in) financing activities	(6,298)	(1,859)	7,487
Net increase (decrease) in cash and cash equivalents	(1,851)	(445)	8,038
Effect of exchange rates	209	(538)	55
Cash and cash equivalents at the beginning of the period	30,285	31,268	21,634
Cash and cash equivalents at the end of the period	28,643	30,285	29,727

CONSOLIDATED STATEMENT OF CASH FLOW

TotalEnergies

(unaudited)

	1st half	1st half
(M$)	2021	2020

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	5,711	(8,420)
Depreciation, depletion, amortization and impairment	6,760	15,431
Non-current liabilities, valuation allowances and deferred taxes	331	(1,457)
(Gains) losses on disposals of assets	(370)	(340)
Undistributed affiliates’ equity earnings	682	391
(Increase) decrease in working capital	(150)	(453)
Other changes, net	185	(374)
Cash flow from operating activities	13,149	4,778

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(5,085)	(4,773)
Acquisitions of subsidiaries, net of cash acquired	(170)	(188)
Investments in equity affiliates and other securities	(2,433)	(1,670)
Increase in non-current loans	(680)	(1,028)
Total expenditures	(8,368)	(7,659)
Proceeds from disposals of intangible assets and property, plant and equipment	271	263
Proceeds from disposals of subsidiaries, net of cash sold	229	154
Proceeds from disposals of non-current investments	279	315
Repayment of non-current loans	301	225
Total divestments	1,080	957
Cash flow used in investing activities	(7,288)	(6,702)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	381	374
- Treasury shares	(165)	(611)
Dividends paid:
- Parent company shareholders	(4,184)	(3,810)
- Non-controlling interests	(63)	(76)
Net issuance (repayment) of perpetual subordinated notes	3,248	-
Payments on perpetual subordinated notes	(234)	(231)
Other transactions with non-controlling interests	(55)	(70)
Net issuance (repayment) of non-current debt	(839)	15,472
Increase (decrease) in current borrowings	(6,031)	(3,819)
Increase (decrease) in current financial assets and liabilities	(215)	(2,546)
Cash flow from (used in) financing activities	(8,157)	4,683
Net increase (decrease) in cash and cash equivalents	(2,296)	2,759
Effect of exchange rates	(329)	(384)
Cash and cash equivalents at the beginning of the period	31,268	27,352
Cash and cash equivalents at the end of the period	28,643	29,727

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TotalEnergies

(unaudited)

			Paid-in				Shareholders’
			surplus and	Currency			equity -	Non-	Total
	Common shares issued		retained	translation	Treasury shares		TotalEnergies	controlling	shareholders’
(M$)	Number	Amount	earnings	adjustment	Number	Amount	Share	interests	equity
As of January 1, 2020	2,601,881,075	8,123	121,170	(11,503)	(15,474,234)	(1,012)	116,778	2,527	119,305
Net income of the first half 2020	-	-	(8,335)	-	-	-	(8,335)	(85)	(8,420)
Other comprehensive income	-	-	(1,327)	(1,762)	-	-	(3,089)	(38)	(3,127)
Comprehensive Income	-	-	(9,662)	(1,762)	-	-	(11,424)	(123)	(11,547)
Dividend	-	-	(3,799)	-	-	-	(3,799)	(76)	(3,875)
Issuance of common shares	13,179,262	36	338	-	-	-	374	-	374
Purchase of treasury shares	-	-	-	-	(13,236,044)	(611)	(611)	-	(611)
Sale of treasury shares(a)	-	-	-	-	3,680	-	-	-	-
Share-based payments	-	-	96	-	-	-	96	-	96
Share cancellation	-	-	-	-	-	-	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	-	-	-	-	-	-	-
Payments on perpetual subordinated notes	-	-	(143)	-	-	-	(143)	-	(143)
Other operations with non-controlling interests	-	-	(63)	-	-	-	(63)	(7)	(70)
Other items	-	-	(3)	-	-	-	(3)	13	10
As of June 30, 2020	2,615,060,337	8,159	107,934	(13,265)	(28,706,598)	(1,623)	101,205	2,334	103,539
Net income of the second half 2020	-	-	1,093	-	-	-	1,093	(9)	1,084
Other comprehensive income	-	-	1,006	3,013	-	-	4,019	338	4,357
Comprehensive Income	-	-	2,099	3,013	-	-	5,112	329	5,441
Dividend	-	-	(4,100)	-	-	-	(4,100)	(158)	(4,258)
Issuance of common shares	38,063,688	108	1,132	-	-	-	1,240	-	1,240
Purchase of treasury shares	-	-	-	-	-	-	-	-	-
Sale of treasury shares(a)	-	-	(236)	-	4,313,895	236	-	-	-
Share-based payments	-	-	92	-	-	-	92	-	92
Share cancellation	-	-	-	-	-	-	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	331	-	-	-	331	-	331
Payments on perpetual subordinated notes	-	-	(165)	-	-	-	(165)	-	(165)
Other operations with non-controlling interests	-	-	2	(4)	-	-	(2)	(110)	(112)
Other items	-	-	(11)	-	-	-	(11)	(12)	(23)
As of December 31, 2020	2,653,124,025	8,267	107,078	(10,256)	(24,392,703)	(1,387)	103,702	2,383	106,085
Net income of the first half 2021	-	-	5,550	-	-	-	5,550	161	5,711
Other comprehensive income	-	-	485	(823)	-	-	(338)	14	(324)
Comprehensive Income	-	-	6,035	(823)	-	-	5,212	175	5,387
Dividend	-	-	(4,189)	-	-	-	(4,189)	(63)	(4,252)
Issuance of common shares	10,589,713	31	350	-	-	-	381	-	381
Purchase of treasury shares	-	-	-	-	(3,636,351)	(165)	(165)	-	(165)
Sale of treasury shares(a)	-	-	(216)	-	4,570,220	216	-	-	-
Share-based payments	-	-	61	-	-	-	61	-	61
Share cancellation	(23,284,409)	(74)	(1,254)	-	23,284,409	1,328	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	3,254	-	-	-	3,254	-	3,254
Payments on perpetual subordinated notes	-	-	(184)	-	-	-	(184)	-	(184)
Other operations with non-controlling interests	-	-	26	(6)	-	-	20	(20)	-
Other items	-	-	6	(2)	-	-	4	5	9
As of June 30, 2021	2,640,429,329	8,224	110,967	(11,087)	(174,425)	(8)	108,096	2,480	110,576

(a)Treasury shares related to the performance share grants.

TotalEnergies

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST SIX MONTHS 2021

(unaudited)

1) Accounting policies

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and IFRS as published by the International Accounting Standards Board (IASB).

The interim consolidated financial statements of TotalEnergies SE and its subsidiaries (the Company) as of June 30, 2021, are presented in U.S. dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

The accounting principles applied for the consolidated financial statements at June 30, 2021, are consistent with those used for the financial statements at December 31, 2020. Since January 1, 2020, the Company has early adopted the amendments to IFRS 7 and IFRS 9 relating to the interest rate benchmark reform phase II. In particular, these amendments allow to maintain the hedge accounting qualification of interest rate derivatives.

The preparation of financial statements in accordance with IFRS for the closing as of June 30, 2021 requires the executive management to make estimates, assumptions and judgments that affect the information reported in the Consolidated Financial Statements and the Notes thereto.

These estimates, assumptions and judgments are based on historical experience and other factors believed to be reasonable at the date of preparation of the financial statements. They are reviewed on an on-going basis by management and therefore could be revised as circumstances change or as a result of new information.

The main estimates, judgments and assumptions relate to the estimation of hydrocarbon reserves in application of the successful efforts method for the oil and gas activities, asset impairments, employee benefits, asset retirement obligations and income taxes. These estimates and assumptions are described in the Notes to the Consolidated Financial Statements as of December 31, 2020.

Different estimates, assumptions and judgments could significantly affect the information reported, and actual results may differ from the amounts included in the Consolidated Financial Statements and the Notes thereto.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the management of the Company applies its judgment to define and apply accounting policies that provide information consistent with the general IFRS concepts: faithful representation, relevance and materiality.

2) Changes in the Company structure

2.1) Main acquisitions and divestments

➢	Integrated Gas, Renewables & Power
●	In January 2021, TotalEnergies finalized the acquisition of a 20% minority interest in Adani Green Energy Limited (AGEL) from Adani Group. Adani Green Energy Limited (AGEL), a part of the Adani Group, has 14.6 GW of operating, under-construction and awarded renewable power projects catering to investment-grade counterparties.
➢	Refining & Chemicals
●	In February 2021, TotalEnergies finalized the sale of Lindsey refinery and its associated logistic assets, as well as all the related rights and obligations, to the Prax Group.

2.2) Divestment projects

➢	Exploration & Production
●	TotalEnergies has initiated the sale process of its 30.323% interest in the share capital of Petrocedeño in Venezuela. As mentioned in Note 8 Subsequent Events, this process led to the execution on July 9, 2021 of a Share Purchase Agreement with PDVSA.

As of June 30, 2021, the assets have been classified as “assets classified as held for sale” for a null value. These assets are the shares of Petrocedeño, as consolidated under the equity method and recorded at their sale price; this transaction triggering a loss of $1.38 billion in the financial statements of TotalEnergies.

●	On July 30, 2020, TotalEnergies announced that its 58% owned affiliate Total Gabon has signed an agreement with Perenco to divest its interests in seven mature non-operated offshore fields, along with its interests and operatorship in the Cap Lopez oil terminal. The transaction remains subject to approval by the Gabonese authorities.

As of June 30, 2021, the assets and liabilities have been respectively classified in the consolidated balance sheet as "assets classified as held for sale" for an amount of $398 million and “liabilities classified as held for sale” for an amount of $169 million. These assets mainly include tangible assets.

3) Business segment information

Description of the business segments

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies and which is reviewed by the main operational decision-making body of the Company, namely the Executive Committee.

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices between business segments approximate market prices.

The organization of the Company’s activities is structured around the four followings segments:

-	an Exploration & Production segment;
-	an Integrated Gas, Renewables & Power segment comprising integrated gas (including LNG) and low carbon electricity businesses. It includes the upstream and midstream LNG activity;

-

a Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of oil Supply, Trading and marine Shipping;

-	a Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products;

In addition the Corporate segment includes holdings operating and financial activities.

Adjustment items

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) The inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost methods.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as adjustment items reflects for certain transactions differences between the internal measure of performance used by TotalEnergies’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

TotalEnergies, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in the Company’s internal economic performance. IFRS precludes recognition of this fair value effect.

Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items and the effect of changes in fair value.

3.1) Information by business segment

1st half 2021	Exploration	Integrated Gas,	Refining	Marketing
	&	Renewables	&	&
(M$)	Production	& Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	3,257	10,588	40,054	36,880	7	-	90,786
Intersegment sales	14,433	1,555	11,890	186	68	(28,132)	-
Excise taxes	-	-	(630)	(9,890)	-	-	(10,520)
Revenues from sales	17,690	12,143	51,314	27,176	75	(28,132)	80,266
Operating expenses	(7,352)	(10,321)	(48,579)	(25,510)	(374)	28,132	(64,004)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,317)	(762)	(787)	(526)	(54)	-	(6,446)
Operating income	6,021	1,060	1,948	1,140	(353)	-	9,816
Net income (loss) from equity affiliates and other items	(973)	682	211	23	(5)	-	(62)
Tax on net operating income	(2,375)	(157)	(561)	(352)	54	-	(3,391)
Net operating income	2,673	1,585	1,598	811	(304)	-	6,363
Net cost of net debt							(652)
Non-controlling interests							(161)
Net income - TotalEnergies share							5,550

1st half 2021 (adjustments)(a)	Exploration	Integrated Gas,	Refining	Marketing
	&	Renewables	&	&
(M$)	Production	& Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	-	(44)	-	-	-	-	(44)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	(44)	-	-	-	-	(44)
Operating expenses	(23)	(62)	1,131	213	-	-	1,259
Depreciation, depletion and impairment of tangible assets and mineral interests	-	(148)	(13)	-	-	-	(161)
Operating income (b)	(23)	(254)	1,118	213	-	-	1,054
Net income (loss) from equity affiliates and other items	(1,482)	(96)	28	(43)	(62)	-	(1,655)
Tax on net operating income	(10)	59	(302)	(60)	2	-	(311)
Net operating income (b)	(1,515)	(291)	844	110	(60)	-	(912)
Net cost of net debt							10
Non-controlling interests							(14)
Net income - TotalEnergies share							(916)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	1,140	206	-
- On net operating income	-	-	937	148	-

1st half 2021 (adjusted)	Exploration	Integrated Gas,	Refining	Marketing
	&	Renewables	&	&
(M$)	Production	& Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	3,257	10,632	40,054	36,880	7	-	90,830
Intersegment sales	14,433	1,555	11,890	186	68	(28,132)	-
Excise taxes	-	-	(630)	(9,890)	-	-	(10,520)
Revenues from sales	17,690	12,187	51,314	27,176	75	(28,132)	80,310
Operating expenses	(7,329)	(10,259)	(49,710)	(25,723)	(374)	28,132	(65,263)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,317)	(614)	(774)	(526)	(54)	-	(6,285)
Adjusted operating income	6,044	1,314	830	927	(353)	-	8,762
Net income (loss) from equity affiliates and other items	509	778	183	66	57	-	1,593
Tax on net operating income	(2,365)	(216)	(259)	(292)	52	-	(3,080)
Adjusted net operating income	4,188	1,876	754	701	(244)	-	7,275
Net cost of net debt							(662)
Non-controlling interests							(147)
Adjusted net income - TotalEnergies share							6,466

1st half 2021	Exploration	Integrated Gas,	Refining	Marketing
	&	Renewables	&	&
(M$)	Production	& Power	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	3,195	4,187	578	360	48		8,368
Total divestments	374	452	129	107	18		1,080
Cash flow from operating activities	8,571	1,347	3,228	1,102	(1,099)		13,149

1st half 2020	Exploration	Integrated Gas,	Refining	Marketing
	&	Renewables	&	&
(M$)	Production	& Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	2,574	8,403	27,956	30,661	6	-	69,600
Intersegment sales	8,661	895	9,051	196	59	(18,862)	-
Excise taxes	-	-	(1,119)	(8,342)	-	-	(9,461)
Revenues from sales	11,235	9,298	35,888	22,515	65	(18,862)	60,139
Operating expenses	(6,048)	(8,398)	(35,736)	(21,730)	(562)	18,862	(53,612)
Depreciation, depletion and impairment of tangible assets and mineral interests	(12,311)	(1,616)	(788)	(473)	(40)	-	(15,228)
Operating income	(7,124)	(716)	(636)	312	(537)	-	(8,701)
Net income (loss) from equity affiliates and other items	440	420	(92)	32	164	-	964
Tax on net operating income	(56)	330	203	(159)	2	-	320
Net operating income	(6,740)	34	(525)	185	(371)	-	(7,417)
Net cost of net debt							(1,003)
Non-controlling interests							85
Net income - TotalEnergies share							(8,335)

1st half 2020 (adjustments)(a)	Exploration	Integrated Gas,	Refining	Marketing
	&	Renewables	&	&
(M$)	Production	& Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	-	(16)	-	-	-	-	(16)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	(16)	-	-	-	-	(16)
Operating expenses	(37)	(318)	(1,637)	(341)	(91)	-	(2,424)
Depreciation, depletion and impairment of tangible assets and mineral interests	(7,338)	(953)	-	-	-	-	(8,291)
Operating income (b)	(7,375)	(1,287)	(1,637)	(341)	(91)	-	(10,731)
Net income (loss) from equity affiliates and other items	71	(292)	(271)	(5)	-	-	(497)
Tax on net operating income	70	374	426	100	12	-	982
Net operating income (b)	(7,234)	(1,205)	(1,482)	(246)	(79)	-	(10,246)
Net cost of net debt							(68)
Non-controlling interests							72
Net income - TotalEnergies share							(10,242)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	(1,604)	(234)	-
- On net operating income	-	-	(1,371)	(163)	-

1st half 2020 (adjusted)	Exploration	Integrated Gas,	Refining	Marketing
	&	Renewables	&	&
(M$)	Production	& Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	2,574	8,419	27,956	30,661	6	-	69,616
Intersegment sales	8,661	895	9,051	196	59	(18,862)	-
Excise taxes	-	-	(1,119)	(8,342)	-	-	(9,461)
Revenues from sales	11,235	9,314	35,888	22,515	65	(18,862)	60,155
Operating expenses	(6,011)	(8,080)	(34,099)	(21,389)	(471)	18,862	(51,188)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,973)	(663)	(788)	(473)	(40)	-	(6,937)
Adjusted operating income	251	571	1,001	653	(446)	-	2,030
Net income (loss) from equity affiliates and other items	369	712	179	37	164	-	1,461
Tax on net operating income	(126)	(44)	(223)	(259)	(10)	-	(662)
Adjusted net operating income	494	1,239	957	431	(292)	-	2,829
Net cost of net debt							(935)
Non-controlling interests							13
Adjusted net income - TotalEnergies share							1,907

1st half 2020	Exploration	Integrated Gas,	Refining	Marketing
	&	Renewables	&	&
(M$)	Production	& Power	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	3,265	3,461	533	334	66		7,659
Total divestments	325	433	101	72	26		957
Cash flow from operating activities	4,833	900	(103)	420	(1,272)		4,778

2nd quarter 2021	Exploration	Integrated Gas,	Refining	Marketing
	&	Renewables	&	&
(M$)	Production	& Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	1,743	5,086	20,853	19,367	-	-	47,049
Intersegment sales	7,855	744	6,369	108	39	(15,115)	-
Excise taxes	-	-	(225)	(5,191)	-	-	(5,416)
Revenues from sales	9,598	5,830	26,997	14,284	39	(15,115)	41,633
Operating expenses	(4,284)	(5,103)	(25,646)	(13,434)	(207)	15,115	(33,559)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,134)	(291)	(396)	(271)	(29)	-	(3,121)
Operating income	3,180	436	955	579	(197)	-	4,953
Net income (loss) from equity affiliates and other items	(1,243)	419	123	57	23	-	(621)
Tax on net operating income	(1,195)	(56)	(281)	(176)	16	-	(1,692)
Net operating income	742	799	797	460	(158)	-	2,640
Net cost of net debt							(341)
Non-controlling interests							(93)
Net income - TotalEnergies share							2,206

2nd quarter 2021 (adjustments)(a)	Exploration	Integrated Gas,	Refining	Marketing
	&	Renewables	&	&
(M$)	Production	& Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	-	(9)	-	-	-	-	(9)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	(9)	-	-	-	-	(9)
Operating expenses	(23)	(54)	386	71	-	-	380
Depreciation, depletion and impairment of tangible assets and mineral interests	-	(3)	(13)	-	-	-	(16)
Operating income (b)	(23)	(66)	373	71	-	-	355
Net income (loss) from equity affiliates and other items	(1,436)	(47)	22	(8)	(22)	-	(1,491)
Tax on net operating income	(12)	21	(109)	(20)	-	-	(120)
Net operating income (b)	(1,471)	(92)	286	43	(22)	-	(1,256)
Net cost of net debt							4
Non-controlling interests							(5)
Net income - TotalEnergies share							(1,257)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	394	69	-
- On net operating income	-	-	331	50	-

2nd quarter 2021 (adjusted)	Exploration	Integrated Gas,	Refining	Marketing
	&	Renewables	&	&
(M$)	Production	& Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	1,743	5,095	20,853	19,367	-	-	47,058
Intersegment sales	7,855	744	6,369	108	39	(15,115)	-
Excise taxes	-	-	(225)	(5,191)	-	-	(5,416)
Revenues from sales	9,598	5,839	26,997	14,284	39	(15,115)	41,642
Operating expenses	(4,261)	(5,049)	(26,032)	(13,505)	(207)	15,115	(33,939)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,134)	(288)	(383)	(271)	(29)	-	(3,105)
Adjusted operating income	3,203	502	582	508	(197)	-	4,598
Net income (loss) from equity affiliates and other items	193	466	101	65	45	-	870
Tax on net operating income	(1,183)	(77)	(172)	(156)	16	-	(1,572)
Adjusted net operating income	2,213	891	511	417	(136)	-	3,896
Net cost of net debt							(345)
Non-controlling interests							(88)
Adjusted net income - TotalEnergies share							3,463

2nd quarter 2021	Exploration	Integrated Gas,	Refining	Marketing
	&	Renewables	&	&
(M$)	Production	& Power	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	1,830	1,167	291	222	22		3,532
Total divestments	63	310	13	36	6		428
Cash flow from operating activities	4,835	567	2,232	437	(520)		7,551

2nd quarter 2020	Exploration	Integrated Gas,	Refining	Marketing
	&	Renewables	&	&
(M$)	Production	& Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	992	3,313	9,433	11,986	6	-	25,730
Intersegment sales	3,097	301	2,956	107	31	(6,492)	-
Excise taxes	-	-	(469)	(3,699)	-	-	(4,168)
Revenues from sales	4,089	3,614	11,920	8,394	37	(6,492)	21,562
Operating expenses	(2,405)	(3,406)	(10,895)	(7,931)	(315)	6,492	(18,460)
Depreciation, depletion and impairment of tangible assets and mineral interests	(9,667)	(1,282)	(393)	(229)	(22)	-	(11,593)
Operating income	(7,983)	(1,074)	632	234	(300)	-	(8,491)
Net income (loss) from equity affiliates and other items	17	21	(35)	22	40	-	65
Tax on net operating income	398	322	(132)	(127)	(26)	-	435
Net operating income	(7,568)	(731)	465	129	(286)	-	(7,991)
Net cost of net debt							(431)
Non-controlling interests							53
Net income - TotalEnergies share							(8,369)

2nd quarter 2020 (adjustments)(a)	Exploration	Integrated Gas,	Refining	Marketing
	&	Renewables	&	&
(M$)	Production	& Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	-	(18)	-	-	-	-	(18)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	(18)	-	-	-	-	(18)
Operating expenses	(27)	(199)	(48)	5	(36)	-	(305)
Depreciation, depletion and impairment of tangible assets and mineral interests	(7,338)	(953)	-	-	-	-	(8,291)
Operating income (b)	(7,365)	(1,170)	(48)	5	(36)	-	(8,614)
Net income (loss) from equity affiliates and other items	(57)	(217)	(63)	(5)	-	-	(342)
Tax on net operating income	63	330	1	-	12	-	406
Net operating income (b)	(7,359)	(1,057)	(110)	-	(24)	-	(8,550)
Net cost of net debt							33
Non-controlling interests							22
Net income - TotalEnergies share							(8,495)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	(26)	(16)	-
- On net operating income	-	-	(86)	(9)	-

2nd quarter 2020 (adjusted)	Exploration	Integrated Gas,	Refining	Marketing
	&	Renewables	&	&
(M$)	Production	& Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	992	3,331	9,433	11,986	6	-	25,748
Intersegment sales	3,097	301	2,956	107	31	(6,492)	-
Excise taxes	-	-	(469)	(3,699)	-	-	(4,168)
Revenues from sales	4,089	3,632	11,920	8,394	37	(6,492)	21,580
Operating expenses	(2,378)	(3,207)	(10,847)	(7,936)	(279)	6,492	(18,155)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,329)	(329)	(393)	(229)	(22)	-	(3,302)
Adjusted operating income	(618)	96	680	229	(264)	-	123
Net income (loss) from equity affiliates and other items	74	238	28	27	40	-	407
Tax on net operating income	335	(8)	(133)	(127)	(38)	-	29
Adjusted net operating income	(209)	326	575	129	(262)	-	559
Net cost of net debt							(464)
Non-controlling interests							31
Adjusted net income - TotalEnergies share							126

2nd quarter 2020	Exploration	Integrated Gas,	Refining	Marketing
	&	Renewables	&	&
(M$)	Production	& Power	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	1,606	1,170	307	174	21		3,278
Total divestments	204	89	22	26	9		350
Cash flow from operating activities	910	1,389	1,080	819	(719)		3,479

3.2) Reconciliation of the information by business segment with consolidated financial statements

			Consolidated
1st half 2021			statement of
(M$)	Adjusted	Adjustments(a)	income
Sales	90,830	(44)	90,786
Excise taxes	(10,520)	-	(10,520)
Revenues from sales	80,310	(44)	80,266

Purchases net of inventory variation	(51,397)	1,280	(50,117)
Other operating expenses	(13,576)	(21)	(13,597)
Exploration costs	(290)	-	(290)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,285)	(161)	(6,446)
Other income	554	27	581
Other expense	(334)	(623)	(957)

Financial interest on debt	(967)	-	(967)
Financial income and expense from cash & cash equivalents	156	16	172
Cost of net debt	(811)	16	(795)

Other financial income	374	-	374
Other financial expense	(261)	-	(261)

Net income (loss) from equity affiliates	1,260	(1,059)	201

Income taxes	(2,931)	(317)	(3,248)
Consolidated net income	6,613	(902)	5,711
TotalEnergies share	6,466	(916)	5,550
Non-controlling interests	147	14	161

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
1st half 2020			statement of
(M$)	Adjusted	Adjustments(a)	income
Sales	69,616	(16)	69,600
Excise taxes	(9,461)	-	(9,461)
Revenues from sales	60,155	(16)	60,139

Purchases net of inventory variation	(37,949)	(2,144)	(40,093)
Other operating expenses	(12,985)	(280)	(13,265)
Exploration costs	(254)	-	(254)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,937)	(8,291)	(15,228)
Other income	820	122	942
Other expense	(294)	(234)	(528)

Financial interest on debt	(1,094)	(5)	(1,099)
Financial income and expense from cash & cash equivalents	(13)	(92)	(105)
Cost of net debt	(1,107)	(97)	(1,204)

Other financial income	607	-	607
Other financial expense	(341)	(1)	(342)

Net income (loss) from equity affiliates	669	(384)	285

Income taxes	(490)	1,011	521
Consolidated net income	1,894	(10,314)	(8,420)
TotalEnergies share	1,907	(10,242)	(8,335)
Non-controlling interests	(13)	(72)	(85)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
2nd quarter 2021			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	47,058	(9)	47,049
Excise taxes	(5,416)	-	(5,416)
Revenues from sales	41,642	(9)	41,633

Purchases net of inventory variation	(27,108)	389	(26,719)
Other operating expenses	(6,708)	(9)	(6,717)
Exploration costs	(123)	-	(123)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,105)	(16)	(3,121)
Other income	138	85	223
Other expense	(142)	(156)	(298)

Financial interest on debt	(501)	-	(501)
Financial income and expense from cash & cash equivalents	69	8	77
Cost of net debt	(432)	8	(424)

Other financial income	265	-	265
Other financial expense	(131)	-	(131)

Net income (loss) from equity affiliates	740	(1,420)	(680)

Income taxes	(1,485)	(124)	(1,609)
Consolidated net income	3,551	(1,252)	2,299
TotalEnergies share	3,463	(1,257)	2,206
Non-controlling interests	88	5	93

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
2nd quarter 2020			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	25,748	(18)	25,730
Excise taxes	(4,168)	-	(4,168)
Revenues from sales	21,580	(18)	21,562

Purchases net of inventory variation	(11,842)	(183)	(12,025)
Other operating expenses	(6,199)	(122)	(6,321)
Exploration costs	(114)	-	(114)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,302)	(8,291)	(11,593)
Other income	240	122	362
Other expense	(103)	(5)	(108)

Financial interest on debt	(527)	(3)	(530)
Financial income and expense from cash & cash equivalents	(3)	53	50
Cost of net debt	(530)	50	(480)

Other financial income	419	-	419
Other financial expense	(160)	(1)	(161)

Net income (loss) from equity affiliates	11	(458)	(447)

Income taxes	95	389	484
Consolidated net income	95	(8,517)	(8,422)
TotalEnergies share	126	(8,495)	(8,369)
Non-controlling interests	(31)	(22)	(53)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

3.3) Adjustment items

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO OPERATING INCOME

		Exploration	Integrated Gas,	Refining	Marketing
		&	Renewables	&	&
(M$)		Production	& Power	Chemicals	Services	Corporate	Total
2nd quarter 2021	Inventory valuation effect	-	-	394	69	-	463
	Effect of changes in fair value	-	(49)	-	-	-	(49)
	Restructuring charges	-	(1)	(8)	-	-	(9)
	Asset impairment charges	-	(3)	(13)	-	-	(16)
	Other items	(23)	(13)	-	2	-	(34)
Total		(23)	(66)	373	71	-	355
2nd quarter 2020	Inventory valuation effect	-	-	(26)	(16)	-	(42)
	Effect of changes in fair value	-	(100)	-	-	-	(100)
	Restructuring charges	-	(10)	(7)	-	-	(17)
	Asset impairment charges	(7,338)	(953)	-	-	-	(8,291)
	Other items	(27)	(107)	(15)	21	(36)	(164)
Total		(7,365)	(1,170)	(48)	5	(36)	(8,614)
1st half 2021	Inventory valuation effect	-	-	1,140	206	-	1,346
	Effect of changes in fair value	-	(58)	-	-	-	(58)
	Restructuring charges	-	(10)	(8)	-	-	(18)
	Asset impairment charges	-	(148)	(13)	-	-	(161)
	Other items	(23)	(38)	(1)	7	-	(55)
Total		(23)	(254)	1,118	213	-	1,054
1st half 2020	Inventory valuation effect	-	-	(1,604)	(234)	-	(1,838)
	Effect of changes in fair value	-	(98)	-	-	-	(98)
	Restructuring charges	(10)	(18)	(7)	-	-	(35)
	Asset impairment charges	(7,338)	(953)	-	-	-	(8,291)
	Other items	(27)	(218)	(26)	(107)	(91)	(469)
Total		(7,375)	(1,287)	(1,637)	(341)	(91)	(10,731)

ADJUSTMENTS TO NET INCOME, TotalEnergies SHARE

		Exploration		Integrated Gas,	Refining	Marketing
		&		Renewables	&	&
(M$)		Production		& Power	Chemicals	Services	Corporate	Total
2nd quarter 2021	Inventory valuation effect	-		-	327	48	-	375
	Effect of changes in fair value	-		(44)	-	-	-	(44)
	Restructuring charges	(44)		(4)	(32)	(8)	(22)	(110)
	Asset impairment charges	-		(36)	(13)	-	-	(49)
	Gains (losses) on disposals of assets	(1,379)	*	-	-	-	-	(1,379)
	Other items	(44)		(7)	-	1	-	(50)
Total		(1,467)		(91)	282	41	(22)	(1,257)
* Impact of the TotalEnergies' interest sale of Petrocedeño to PDVSA.

2nd quarter 2020	Inventory valuation effect	-		-	(83)	(11)	-	(94)
	Effect of changes in fair value	-		(80)	-	-	-	(80)
	Restructuring charges	-		(10)	(10)	-	-	(20)
	Asset impairment charges	(7,272)		(829)	-	-	-	(8,101)
	Gains (losses) on disposals of assets	-		-	-	-	-	-
	Other items	(77)		(131)	(14)	10	12	(200)
Total		(7,349)		(1,050)	(107)	(1)	12	(8,495)
1st half 2021	Inventory valuation effect	-		-	926	138	-	1,064
	Effect of changes in fair value	-		(50)	-	-	-	(50)
	Restructuring charges	(85)		(12)	(71)	(43)	(60)	(271)
	Asset impairment charges	-		(180)	(13)	-	-	(193)
	Gains (losses) on disposals of assets	(1,379)	*	-	-	-	-	(1,379)
	Other items	(41)		(42)	(9)	5	-	(87)
Total		(1,505)		(284)	833	100	(60)	(916)
* Impact of the TotalEnergies' interest sale of Petrocedeño to PDVSA.

1st half 2020	Inventory valuation effect	-		-	(1,364)	(144)	-	(1,508)
	Effect of changes in fair value	-		(79)	-	-	-	(79)
	Restructuring charges	(3)		(22)	(75)	-	-	(100)
	Asset impairment charges	(7,272)		(829)	-	-	-	(8,101)
	Gains (losses) on disposals of assets	-		-	-	-	-	-
	Other items	51		(256)	(36)	(71)	(142)	(454)
Total		(7,224)		(1,186)	(1,475)	(215)	(142)	(10,242)

4) Shareholders’ equity

Treasury shares (TotalEnergies shares held directly by TotalEnergies SE)

Shares to be allocated as part of performance share grant plans
including the 2019 Plan	99,750
including other Plans	74,675
Total Treasury shares	174,425

Dividend

The Shareholders’ meeting of May 28, 2021 approved the distribution of a dividend of 2.64 euros per share for the 2020 fiscal year and the payment of a final dividend of 0.66 euro per share given the three interim dividends that had already been paid. The dividend for the fiscal year 2020 was paid according to the following timetable:

Dividend 2020	First interim	Second interim	Third interim	Final
Amount	€ 0.66	€ 0.66	€ 0.66	€ 0.66
Set date	May 4, 2020	July 29, 2020	October 29, 2020	May 28, 2021
Ex-dividend date	September 25, 2020	January 4, 2021	March 25, 2021	June 24, 2021
Payment date	October 2, 2020	January 11, 2021	April 1, 2021	July 1, 2021

Furthermore, on July 28, 2021 the Board of Directors decided to set the second interim dividend for the fiscal year 2021 at 0.66 euro per share, equal to the first interim dividend. This second interim dividend will be paid in cash on January 13, 2022 (the ex-dividend date will be January 3, 2022).

Dividend 2021	First interim	Second interim
Amount	€ 0.66	€ 0.66
Set date	April 28, 2021	July 28, 2021
Ex-dividend date	September 21, 2021	January 3, 2022
Payment date	October 1, 2021	January 13, 2022

Earnings per share in Euro

Earnings per share in Euro, calculated from the earnings per share in U.S. dollars converted at the average Euro/USD exchange rate for the period, amounted to €0.66 per share for the 2nd quarter 2021 (€1.03 per share for the 1st quarter 2021 and €(2.98) per share for the 2nd quarter 2020). Diluted earnings per share calculated using the same method amounted to €0.66 per share for the 2nd quarter 2021 (€1.02 per share for the 1st quarter 2021 and €(2.98) per share for the 2nd quarter 2020).

Earnings per share are calculated after remuneration of perpetual subordinated notes.

Perpetual subordinated notes

The Company issued perpetual subordinated notes in January 2021:

-	Perpetual subordinated notes 1.625% callable in January 2028, or in anticipation in October 2027 (EUR 1,500 million); and
-	Perpetual subordinated notes 2.125% callable in January 2033, or in anticipation in July 2032 (EUR 1,500 million).

Following the two tender operations on perpetual subordinated notes 2.250% callable from February 2021 (carried out in April 2019 and September 2020 for EUR 1,500 million and EUR 703 million respectively), TotalEnergies SE fully reimbursed the residual nominal amount of this note at its first call date for an amount of EUR 297 million on February 26, 2021.

Other comprehensive income

Detail of other comprehensive income is presented in the table below:

(M$)	1st half 2021	1st half 2020
Actuarial gains and losses	449	(223)

Change in fair value of investments in equity instruments	68	(74)

Tax effect	(154)	86
Currency translation adjustment generated by the parent company	(2,934)	(196)
Sub-total items not potentially reclassifiable to profit and loss	(2,571)	(407)

Currency translation adjustment	1,777	(940)
- unrealized gain/(loss) of the period	1,898	(907)
- less gain/(loss) included in net income	121	33

Cash flow hedge	80	(1,293)
- unrealized gain/(loss) of the period	(56)	(1,317)
- less gain/(loss) included in net income	(136)	(24)

Variation of foreign currency basis spread	(4)	70
- unrealized gain/(loss) of the period	(29)	42
- less gain/(loss) included in net income	(25)	(28)

Share of other comprehensive income of equity affiliates, net amount	451	(927)
- unrealized gain/(loss) of the period	449	(936)
- less gain/(loss) included in net income	(2)	(9)

Other	-	3

Tax effect	(57)	367
Sub-total items potentially reclassifiable to profit and loss	2,247	(2,720)
Total other comprehensive income, net amount	(324)	(3,127)

Tax effects relating to each component of other comprehensive income are as follows:

	1st half 2021			1st half 2020
	Pre-tax			Pre-tax
(M$)	amount	Tax effect	Net amount	amount	Tax effect	Net amount
Actuarial gains and losses	449	(141)	308	(223)	56	(167)
Change in fair value of investments in equity instruments	68	(13)	55	(74)	30	(44)
Currency translation adjustment generated by the parent company	(2,934)	-	(2,934)	(196)	-	(196)
Sub-total items not potentially reclassifiable to profit and loss	(2,417)	(154)	(2,571)	(493)	86	(407)
Currency translation adjustment	1,777	-	1,777	(940)	-	(940)
Cash flow hedge	80	(55)	25	(1,293)	389	(904)

Variation of foreign currency basis spread	(4)	(2)	(6)	70	(22)	48
Share of other comprehensive income of equity affiliates, net amount	451	-	451	(927)	-	(927)
Other	-	-	-	3	-	3
Sub-total items potentially reclassifiable to profit and loss	2,304	(57)	2,247	(3,087)	367	(2,720)
Total other comprehensive income	(113)	(211)	(324)	(3,580)	453	(3,127)

5) Financial debt

The Company has not issued any new senior bond during the first six months of 2021.

The Company reimbursed two senior bonds during the first six months of 2021:

-Bond 4.125% issued in 2011 and maturing in January 2021 (USD 500 million)

-Bond 2.750% issued in 2014 and maturing in June 2021 (USD 1,000 million).

On April 2, 2020, the Company put in place a committed syndicated credit line with banking counterparties for an initial amount of USD 6,350 million and with a 12-month tenor (with the option to extend its maturity twice by a further 6 months at TotalEnergies’ hand).

On April 1, 2021, the Company reimbursed in full the balance of this committed syndicated credit line for an amount of USD 2,646 million.

6) Related parties

The related parties are mainly equity affiliates and non-consolidated investments.

There were no major changes concerning transactions with related parties during the first six months of 2021.

7) Other risks and contingent liabilities

TotalEnergies is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the TotalEnergies, other than those mentioned below.

Yemen

In Yemen, the deterioration of security conditions in the vicinity of the Balhaf site caused the company Yemen LNG, in which TotalEnergies holds a stake of 39.62%, to stop its commercial production and export of LNG and to declare force majeure to its various stakeholders in 2015. The plant has been put in preservation mode.

Mozambique

Considering the evolution of the security situation in the north of the Cabo Delgado province in Mozambique, TotalEnergies has confirmed on April 26, 2021 the withdrawal of all Mozambique LNG project personnel from the Afungi site. This situation led TotalEnergies, as operator of Mozambique LNG project, to declare force majeure.

8) Subsequent events

On July 9, 2021, TotalEnergies executed a Share Purchase Agreement with PDVSA for the sale of its 30.323% interest in the share capital of Petrocedeño in Venezuela.

The contractual conditions necessary to close this transaction are the approval of the Venezuelan Ministry of Petroleum (MINPET) and the approval of the Board of Directors of TotalEnergies SE.

The Board of Directors of TotalEnergies SE approved this transaction on July 28, 2021.